[FRONT COVER]
                                                              (logo) DESIGNS INC
                                                                            1995
                                                                   ANNUAL REPORT

[INSIDE FRONT COVER]
(logo) DESIGNS

DESIGNS, INC. INTRODUCES ITS NEW CORPORATE LOGO, ADOPTED IN MARCH 1995. THE NEW LOGO REPRESENTS THE CONFIDENT SPIRIT AND PROGRESSIVE ENERGY OF DESIGNS, INC. IT ALSO REFLECTS OUR CORPORATE VISION AND STRATEGY, AS THE COMPANY EVOLVES AND WE CONTINUE TO ESTABLISH OUR SPECIALTY RETAIL STORES AS A SOURCE FOR
SUPERIOR-QUALITY BRANDED CASUAL APPAREL.

TABLE OF CONTENTS

Corporate Profile                                         2
Letter to Stockholders                                    3
Interview with Joel H. Reichman,
   President and Chief Executive Officer                  6
Elements of Success
   Quality Casual Apparel                                10
   Retailing and Merchandising Expertise                 12
   Superior Customer Service                             14
Selected Financial Data                                  16
Management's Discussion and Analysis                     17
Consolidated Financial Statements                        24
Notes to Consolidated Financial Statements               28
Corporate Information                                    37
Store Locations                           Inside Back Cover

              ELEMENTS             QUALITY
                    OF             CASUAL
               SUCCESS             APPAREL


              SUPERIOR             RETAILING AND
              CUSTOMER             MERCHANDISING
               SERVICE             EXPERTISE

[Photo: Inside clothing store, Associate helping Customer]

SUPERIOR CUSTOMER SERVICE


[Photo: 2 men and a woman modeling clothes at beach]

QUALITY CASUAL APPAREL


[Photo: Wide-angle view -- inside of store]

RETAILING AND MERCHANDISING EXPERTISE



DESIGNS, INC.'S VISION IS TO GENERATE CUSTOMER EXCITEMENT, SATISFACTION AND LOYALTY, ESTABLISHING OUR SPECIALTY
RETAIL STORE LOCATIONS AS A SOURCE FOR QUALITY BRANDED
APPAREL AND ACCESSORIES TO COMPLEMENT A CASUAL, RELAXED LIFESTYLE. WE WANT TO BE RECOGNIZED AS FULFILLING CUSTOMER EXPECTATIONS WITH EXCELLENT SELECTION AND VALUE, SUPPORTED
BY SUPERIOR CUSTOMER SERVICE. AS CASUAL APPAREL BECOMES
THE STANDARD IN THE WORK ENVIRONMENT, WE WANT TO BE THE RETAIL DESTINATION OF CHOICE FOR AMERICA'S WORKFORCE.

DESIGNS, INC. is a specialty retailer featuring quality casual apparel and accessories for the entire family. The company emphasizes the power of brand-name merchandising with its broad selection of Levi Strauss & Co., Timberland(R) and private-label merchandise. Superior customer service is an integral part of the company's strategy, which the company believes differentiates it from competitors. Based in Chestnut Hill, Massachusetts, Designs, Inc. began selling exclusively Levi Strauss & Co. apparel and accessories in its first Designs store in 1977. In 1994, Designs, Inc. introduced Timberland(R) brand apparel, outerwear and footwear, as well as private-label apparel, to provide a broader, enhanced merchandise selection to customers.

Designs, Inc. operates a balanced mix of three store formats: the multi-brand Designs stores; Levi's(R) Outlet stores, for the value-conscious Levi's(R) and Dockers(R) brand consumer; and the upscale, fashion-forward Original Levi's(R) Stores. Designs, Inc. markets Levi Strauss & Co. merchandise in each of the store formats. A joint venture between subsidiaries of Designs, Inc. and Levi's Only Stores, Inc., a wholly owned subsidiary of Levi Strauss & Co., operates the Original Levi's(R) Stores. Timberland(R) and private-label product lines are sold in several Designs store locations. The company's stores are located throughout the eastern half of the United States and the District of Columbia.

DESIGNS STORES offer Levi Strauss & Co. merchandise for men, women and youth, including Levi's(R) brand traditional denim products and Dockers(R) brand casual apparel and accessories. Several Designs stores also feature a selection of Timberland(R) brand apparel and accessories, as well as quality private-label products to complement the evolving branded merchandise mix in these stores.

ORIGINAL LEVI'S(R) STORES, located in upscale malls and urban locations, focus on the Levi's(R) brand jeans customer. In addition to traditional Levi's(R) brand men's and women's products, Original Levi's(R) Stores offer the most fashion-forward jeanswear products in the Levi's(R) brand clothing lines. Included in these styles are exclusive merchandise from Levi's(R) Europe, SilverTab(TM) jeans products and Levi's Personal Pair(TM) individually fitted jeans for women. Original Levi's(R) Stores are operated in a joint venture between wholly owned subsidiaries of the company and Levi Strauss & Co.

LEVI'S(R) OUTLET STORES,located in manufacturers' outlet parks and destination shopping areas, target the value-conscious consumer. Levi's(R) Outlets offer selected Levi Strauss & Co. merchandise from the Levi's(R) and Dockers(R) branded product lines, including manufacturing overruns, discontinued lines, irregulars and end-of-season merchandise.

TO OUR STOCKHOLDERS:

This has been a year of extraordinary change for Designs, Inc. We are reporting to you for the first time since I was named the company's chief executive officer in December 1994, under our management succession plan. Stanley Berger continues with us as chairman and I am very pleased to have the benefit of his expertise and counsel.

Many of the initiatives taken this year were designed to help ensure that we continue to develop a dominant and productive base of specialty retail apparel stores. Designs, Inc. is truly a family specialty retailer offering quality casual apparel and accessories to complement a relaxed, comfortable lifestyle. The changes that we implemented in fiscal 1995 should strengthen our position in the marketplace and serve us well in the years to come.

Clearly, the most significant development this year was the introduction of private-label and Timberland(R) product lines in several of our Designs stores. These product lines were introduced to supplement our existing casual apparel lines and to add key products such as tops, outerwear and footwear to our merchandise mix. By featuring Levi's(R) and Timberland(R) brand products, we offer our customers a broad and exciting array of casual apparel and accessories. These well-known, premium-quality brand names give us a strong foundation on which to build a quality private-label program.

As we open new Designs stores throughout the United States and remodel existing ones, we plan to introduce Timberland(R) and private-label products into each of these stores. New Designs stores feature updated fixtures within a modular format to display our multiple brand merchandise mix and create an exciting, appealing shopping environment. We anticipate that the combination of powerful brands and an inviting store format will build store traffic, increase sales levels, improve the tops-to-bottoms sales ratio and ultimately increase gross profit margin in the Designs stores. Thus far, the introduction of the new product lines has generated considerable customer excitement, with promising levels of sell-through. We plan to offer expanded product lines of men's and women's Timberland(R) and private-label clothing and accessories this year.

Our expansion efforts are evidenced in the recent announcement that we signed a purchase and sale agreement to acquire certain assets of Boston Trading Ltd., Inc. We expect the well-known Boston Traders(R) brand product lines to further establish our Designs stores as a source for superior-quality branded casual apparel. The strength of the Boston Traders(R) product lines is demonstrated in the quality, variety and classic appeal of its tops, shirts and sweaters. If we are able to complete the transaction, Designs, Inc. will acquire the Boston Traders(R), TraderKids(R), Trader Blue(R) and other brand names and inventory, and will own and operate approximately 33 existing Boston Traders(R) outlet stores. Completion of the transaction is subject to a number of conditions, which are customary for this type of asset purchase transaction.


[Photo: Joel H. Reichman, Stanley I. Berger]

LEFT:
JOEL H. REICHMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

RIGHT:
STANLEY I. BERGER, CHAIRMAN OF THE BOARD OF DIRECTORS

RECENT EVENTS

JANUARY  1994
$15.0 million restructuring charge established to close up to ten of the company's poorest performing Designs stores during fiscal 1995. The restructuring is expected to have a positive impact on earnings and cash flow.

                                                       APRIL
The company makes a prepayment of $6.0 million on its $10.0 million of outstanding long-term debt.

JUNE
The balance of the long-term debt is retired with a $4.0 million scheduled payment. For the first time since 1989, the company has no long-term debt obligations.

                                                   SEPTEMBER
The company announces plans to test private-label products in select Designs stores to supplement the company's existing Levi Strauss & Co. brand products.

OCTOBER
Adoption of stock repurchase program. The company is authorized to repurchase up to two million shares of its common stock.

                                                    NOVEMBER
The company announces the introduction of Timberland(R) products in select Designs stores to supplement Levi Strauss
& Co. brands and private-label merchandise.

The ten store restructuring plan is completed during the third quarter of fiscal 1995. Based upon an ongoing review, the

We are pleased to report that the restructuring plan announced in January 1994 has been completed. Our announced intent for this restructuring was to focus on more profitable operations and new store opening opportunities by closing up to ten of our poorest performing Designs stores. This restructuring plan was completed during the third quarter of fiscal 1995. At that time, in connection with an ongoing review of store performance, we decided to close up to five more Designs stores as a part of previously established restructuring reserves. Those five stores were closed during the fourth quarter, thus successfully completing the store closing plan.

For the year, costs associated with the closing of all 15 stores totaled $11.8 million, less than the $15.0 million reserved for the closings. As a result, the remaining $3.2 million, or $0.12 per share, was recognized as income for the fiscal year. During the first quarter of fiscal 1996, negotiations of certain leases related to the restructuring plan were completed, reducing future obligations and resulting in the recognition of $2.2 million, or $0.08 per share, income.

Our relationship with Levi Strauss & Co. continues to evolve and grow stronger. Our joint venture agreement to own and operate 35 to 50 Original Levi's(R) Stores throughout 11 northeast states and the District of Columbia was finalized on January 28, 1995. The Original Levi's(R) Store format is intended as a showcase for the Levi's(R) branded product lines and to enhance the image of the Levi's(R) brand. We believe that displaying the full range of Levi's(R) brand products, including merchandise exclusive to the Original Levi's(R) Stores, in exciting, contemporary surroundings encourages increased sales and profitability.

We are very pleased with the growth that we have achieved from new store openings this year, as we continue to build a strong, productive group of stores. During fiscal 1995, we opened four Original Levi's(R) Stores, one new Designs store and 15 Levi's(R) Outlet stores, adding approximately 115,000 square feet of selling space, an increase of 14 percent even after deducting the square footage of the 15 closed Designs stores. Today, we operate 120 stores, representing a balanced mix of multi-brand, mall-based Designs stores, Levi's(R) Outlet stores for the value-conscious consumer, and the upscale, fashion-forward Original Levi's(R) Stores.

With the expansion of the Original Levi's(R) Stores and Levi's(R) Outlet stores, a greater percentage of business is now generated from these higher margin formats. In fiscal 1995, these store formats represented 75 percent of total sales volume, up from 68 percent in the previous year. We expect to continue to benefit from operating these productive, higher margin stores and by repositioning our mall-based Designs stores to be competitive and prosperous. We remain committed to controlled growth with a focus on profitability, strengthening margins and containing expenses.

Designs, Inc.'s total sales increased 10 percent to $265.9 million for the fiscal year ended January 28, 1995. Comparable store sales decreased 5 percent for the year. Net income for the fiscal year equaled $16.9 million, or $1.06 per share, compared with net income of $5.7 million, or $0.36 per share, in the prior year. Excluding the $3.2 million of pretax income from the restructuring program and a $1.0 million pretax gain from the transfer of stores related to the joint venture, fiscal 1995 net income would have equaled $14.4 million, or $0.90 per share. Excluding the effect of the $15.0 million restructuring charge, fiscal 1994 net income would have equaled $14.6 million, or $0.92 per share.

Our balance sheet at fiscal year end demonstrates the company's strong financial condition. We continue to benefit from our positive cash flow, managed inventory levels and the retirement of our long-term debt. In April 1994, we prepaid $6.0 million of outstanding long-term debt, and in June 1994 we repaid the remaining $4.0 million balance. As a result, for the first time since 1989, Designs, Inc. has no long-term debt obligations.

As always, we are committed to building value for our shareholders. Our commitment to shareholder value was a factor in the implementation of our stock repurchase program in October 1994. This program reflects management's confidence in the company's prospects for continued profitable growth in the years ahead. Under the program, Designs, Inc. is authorized to purchase up to two million shares of the company's common stock. As of January 28, 1995, we had repurchased 300,000 shares under the program.

Designs, Inc. will continue to draw upon our retail and merchandising expertise to establish our specialty retail stores as a source of quality casual apparel for today's families. Our ability to deliver the product to the customer is supported by efficient and effective systems and operations, strong management and dedicated associates. Identifying consumer preferences, and building and retaining customer loyalty are two of our top priorities and are an integral part of our corporate strategy.

Our customers know that they can rely on us for quality, value and superior customer service. Our emphasis on customer service remains a factor that differentiates us from competitors. We believe that satisfied customers will lead to increased store traffic and ultimately increased sales and earnings, which will further strengthen our company and assure its ongoing success. We are pleased with our accomplishments and are enthusiastic about our company's future and the opportunities ahead.

Sincerely,

/s/ Joel H. Reichman                      /s/ Stanley I. Berger
Joel H. Reichman                          Stanley I. Berger
President and Chief Executive Officer     Chairman of the Board of Directors
April 28, 1995

company decides to close an additional five Designs stores as part of previously established reserves.

DECEMBER
Joel H. Reichman, president becomes chief executive officer under the company's management succession plan. Stanley I.
Berger, a co-founder of the company, remains as chairman of the board and a consultant to the company.

                                                JANUARY 1995
The company and Levi Strauss & Co. announce the signing of a joint venture agreement to own and operate Original
Levi's(R) Stores. The stores are planned to be opened throughout 11 northeast states and the District of Columbia over the next three to five years.

Five additional Designs stores are closed, thus completing the store closing program at a fiscal 1995 cost of $11.8 million. The $3.2 million balance of the restructuring reserve positively affects fiscal 1995 net income.

MARCH
The company announces letter of intent to acquire certain assets of Boston Trading Company; Ltd. to further establish the Designs stores as a source for superior-quality branded apparel.

The company completed negotiations of lease terminations related to the restructuring program, resulting in $2.2 million income for the first quarter of fiscal 1996.

[Photo: Joel H. Reichman]

INTERVIEW WITH JOEL H. REICHMAN,
PRESIDENT AND CHIEF EXECUTIVE OFFICER



HOW WOULD YOU CHARACTERIZE
DESIGNS, INC.'S PERFORMANCE
IN FISCAL 1995?

"Designs, Inc. had a great year in 1995 in light of a tough retail environment. Total sales increased a respectable 10 percent, in spite of comparable store sales being down five percent. We were able to sustain our margins and control expenses and inventory levels. We opened 20 new stores and remodeled three existing ones. We completed a program of closing 15 sub-performing stores, at a lower cost than we had anticipated. We also paid down our long-term debt and, for the first time in several years, Designs, Inc. has no long-term debt on its balance sheet."

WHAT FASHION TRENDS ARE HAVING
THE GREATEST IMPACT ON DESIGNS, INC.?

"We watch trends very closely and believe that the demand for more comfortable, casual apparel will continue to increase. Just look at how many companies are moving to casual Fridays. The media has picked up on it as well, which we have seen in recent articles and advertising. One constant trend is that consumers want to purchase clothing that they know is of high quality and will last. Fortunately, Designs, Inc. is able to capitalize on these trends, since we have always carried high-quality, comfortable casual apparel product lines. Our focus on the Levi's(R), Dockers(R) and Timberland(R) brands, together with a private-label product which we are proud of, will enable us to satisfy the needs of these consumers."

WHAT ARE THE MOST IMPORTANT EVENTS
TAKING PLACE WITHIN DESIGNS, INC.?

"There are several, but I would have to say the development of the multi-brand Designs store format and our evolution from our exclusively Levi's(R) and Dockers(R) brand image. The multi-brand Designs store was developed to increase customer traffic and sales. We want to provide a more pleasing and exciting shopping environment for customers in the mall-based Designs stores and we are very pleased with the outcome. This is the look that will carry us through the '90s. In addition to the Timberland(R) and private-label test lines, the store carries the full Levi's(R) and Dockers(R) lines for the entire family, with the most knowledgeable sales staff in the industry to assist customers.

"Our greatest opportunity right now is the test of the private-label line in the Designs stores, and certainly the inclusion of Timberland(R) in our product mix. Before, as an exclusively Levi Strauss and Co. retailer, we were selling three pairs of pants for every top sold. We call this the tops-to-bottoms ratio. By introducing a strong private-label brand and a powerful brand like Timberland(R), we believe we could ultimately sell two or three tops for every bottom. There is potential for a tremendous increase in sales and revenue because tops command a greater margin. We are conducting a test of a private-label line because there are no two brands that we think are going to be able to accomplish a three-to-one tops-to-bottoms ratio. We believe that the private label is the right approach and the test will prove that."

WHAT IS THE FUTURE OF DESIGNS, INC.'S
RELATIONSHIP WITH LEVI STRAUSS AND CO.?

"Our relationship is very strong, as evidenced by our January 1995 joint venture announcement. We have a long-standing and very warm relationship with Levi Strauss & Co. and I personally appreciate and will support that relationship as we grow. We will continue to expand the Original Levi's(R) Stores format as outlined in the joint venture. Both the Original Levi's(R) Stores and the Levi's(R) Outlets will continue to offer 100 percent Levi Strauss and Co. product. Although we will be including other brands in our nationwide expansion of Designs stores, Levi Strauss and Co. brands will continue to represent up to 70 percent of our product mix in those stores. Levi Strauss and Co. manufactures the highest quality casual apparel in the world and we are committed to Levi Strauss & Co. products. We want the customer to feel comfortable with our products because we are proud of what we sell, whether it is Levi's(R), Dockers(R), Timberland(R) or our own private-label product lines."

WHAT ARE DESIGNS, INC.'S
COMPETITIVE ADVANTAGES?

"Strategic focus is one of our biggest competitive advantages. We have a loyal following of Levi's(R) and Dockers(R) brand customers, and we carry Levi's(R) and Dockers(R) lines for the family. We will continue to serve these customers but we have no intention of stopping there. Customers can find private-label and Timberland(R) products in certain Designs stores where we are test marketing them, and we believe the new multi-brand Designs stores provide us with a competitive edge.

[Photo: Joel H. Reichman]

Designs, Inc.'s strongest advantage is our talented sales associates and their absolute commitment to providing superior customer service. Our people are the most powerful force at Designs, Inc. Everyone asks me if I find it difficult to hire good people. The answer is no because Designs, Inc. happens to be a great company. Good people and good companies are attracted to one another. Our customers love us too, and we receive many letters and calls from them commenting on the way our people go the extra mile to provide superior service. I am extremely proud of Designs, Inc. and our team."

WHAT IS DESIGNS, INC.'S
STRATEGY IN THE NEAR TERM?

"Our goal is to create excitement in all of our stores, which we believe is a vital component of a successful retail chain.


"OUR GOAL IS TO CREATE EXCITEMENT
IN ALL OF OUR STORES, WHICH WE BELIEVE IS A
VITAL COMPONENT OF A SUCCESSFUL RETAIL
CHAIN. WE WANT TO GROW THE COMPANY AND
THE WAY TO DO THAT IS TO BE MULTI-LINE,
BE IT PRIVATE-LABEL, LEVI'S(R),
DOCKERS(R) OR TIMBERLAND(R)."

"WE WANT THE CUSTOMER TO RECOGNIZE THAT DESIGNS, INC. CAN PROVIDE THEIR COMPLETE OUTFIT, WHETHER IT IS JEANS, JACKETS, TOPS, FOOTWEAR OR ACCESSORIES. WE WANT THE CASUAL LIFESTYLE CUSTOMER TO SEE OUR DESIGNS STORES AS THE SOURCE TO FIND EVERYTHING THAT THEY NEED IN ONE PLACE."

[Photo: Joel H. Reichman]

We want to grow the company and the way to do that is to be multi-line, be it private-label, Levi's(R), Dockers(R) or Timberland(R). I have always believed that Designs, Inc. has the potential to be a national company. If a company has a great product, then it should expand it across the country. From a product perspective, Designs, Inc. is different because we offer several options to the entire family within one store. We want the customer to recognize that Designs, Inc. can provide their complete outfit, whether it is jeans, jackets, tops, footwear or accessories. We want the casual lifestyle customer to see our Designs stores as the source to find everything that they need in one place. It is part of Designs, Inc.'s commitment to retaining our customers and attracting new ones."

WHAT ARE YOUR PLANS FOR BOSTON TRADERS(R)?

"Boston Trading Ltd., Inc. is a great fit with Designs, Inc. Our expected ownership of the Boston Traders(R) brand names will help Designs, Inc. to continue developing a line of high-quality, branded casual apparel. Boston Traders(R) is a recognized brand and, rather than having to create a private-label brand, it allows us to fulfill the need for private-label merchandise with a recognized brand. The Boston Traders(R) expansive line of shirts, sweaters and outerwear also will help us achieve our strategic goal of increasing the tops-to-bottoms sales ratio. We expect to acquire 33 Boston Traders(R) outlet stores that will carry only Boston Traders(R) product lines and end of season private-label merchandise from the multi-brand Designs stores. Boston Traders(R) has a strong brand image and recognition, and we are very pleased with the possibilities of this potential acquisition."

WHAT ARE YOUR GOALS FOR FISCAL 1996?

"We are testing the Timberland(R) and private-label product lines and will be evaluating their success this year. Initial response and results have been very favorable and we will be introducing broader selections in both product lines this Spring. Once the pending acquisition of Boston Trading Ltd., Inc. is completed, we will be working to introduce the Boston Traders(R) product line as our private-label product, focusing on how it integrates with the existing products and how the customer views the Boston Traders(R) brand. The priority must to remain--how does it work for the customer? Our other goals are to continue with the store remodeling plan for our older Designs stores, to increase foot traffic and to pursue our plans for national expansion. We also continue to explore the possibility of opening single brand retail stores for other companies with branded product lines."

WHAT ARE DESIGNS, INC.'S FUTURE
PLANS FOR EXPANSION?

"For the next couple of years, our expansion plans are twofold. First, we plan to expand our multi-brand Designs store format. We believe that the malls across the country are alive and well, and we will seek to secure prime locations in successful malls. In addition to mall expansion, we are planning to open stores in urban locations. Second, through our joint venture, we plan to add 27 to 42 new stores to our existing base of eight Original Levi's(R) Stores. Some number of these stores may be Levi's(R) Outlet stores that will sell only Levi's(R) brand products and close-out product of the Original Levi's(R) Stores."

WHAT ARE THE KEYS TO SUCCESS FOR
DESIGNS, INC.?

"There are two primary keys to our success. First, we have strong financial controls in place and we are using our resources wisely in growing our business. Designs, Inc. is debt-free, and we will continue to strictly manage our growth while building the infrastructure necessary for future planned expansion. By infrastructure, I mean the designing, sourcing and marketing of our stores and private-label product lines, as well as operational resources, such as warehousing and distribution, that go along with it.

Second, one of the greatest keys to our success is our people and the customer service they provide. A customer can buy a competitively priced product anywhere, but superior service is critical. That is the single achievement that separates the winners from the losers. We consider ourselves a leader in the industry in this regard, and we continue

[Photo: Joel H. Reichman]

to strive to achieve excellence in specialty retailing. Our associates are well-trained, bright and intimately familiar with our product lines. We want customers to be happy. Listening to the customer is key; customers tell you what they want. If all other things are equal, the difference has to be in the sales associate and the shopping experience - and we are wholly committed to our customers. Superior customer service will always be our priority and is our ultimate competitive advantage."


"ONE OF THE GREATEST KEYS TO OUR SUCCESS IS OUR PEOPLE AND
THE CUSTOMER SERVICE THEY PROVIDE. A CUSTOMER CAN BUY A
COMPETITIVELY PRICED PRODUCT ANYWHERE, BUT SUPERIOR SERVICE
IS CRITICAL. THAT IS THE SINGLE ACHIEVEMENT THAT SEPARATES
THE WINNERS FROM THE LOSERS."

[Photo: Man and woman sitting on bench in the sun]


BASED UPON RECENT MARKET RESEARCH, DESIGNS, INC.'S CUSTOMERS ARE WELL-EDUCATED AND AFFLUENT. APPROXIMATELY 75 PERCENT OF OUR CUSTOMERS ARE REPEAT PATRONS, EVIDENCE OF A LOYAL CUSTOMER BASE. OUR STORES HAVE A REPUTATION FOR OFFERING A WIDE SELECTION OF COMPETITIVELY-PRICED, QUALITY BRANDED MERCHANDISE, OFTEN PERCEIVED AS BETTER THAN OTHER APPAREL RETAILERS. SELL-THROUGH DATA INDICATES THAT OUR CUSTOMERS ARE PLEASED WITH THE MERCHANDISE AND SHOPPING EXPERIENCE THAT WE OFFER, AND OUR SALES ASSOCIATES ARE NOTED FOR THEIR ATTENTIVE AND KNOWLEDGEABLE APPROACH.

Our strategy is to provide a complete line of branded casual apparel for customers who demand quality and value. We want to be recognized for outfitting the entire family with an integrated wardrobe of clothes to fit a comfortable, relaxed lifestyle. Selecting and merchandising quality casual apparel are two of Designs, Inc.'s key strengths.

We have carefully chosen well-known, distinctive brand-name product lines that have achieved brand equity. Brand equity is the sum total of brand awareness, perceived product quality and customer loyalty. It is fostered by a manufacturer's commitment to product quality and innovation as well as an investment in brand image through advertising and merchandising. Consumers differentiate quality brands from other products and recognize their inherent value, which helps to give Designs, Inc. a competitive edge.

We are pleased to offer the broadest selection of Levi's(R) and Dockers(R) brand apparel and accessories manufactured by Levi Strauss & Co., one of the best-known apparel companies in the world. In spite of our success with Levi Strauss & Co. product lines, for some time now we have been conscious of the absence of key product categories from our merchandise mix. While we were confident that customers considered Designs, Inc. their primary source for jeans and casual pants, we felt strongly that we were missing the profits from incremental sales of tops, outerwear and footwear.

This year, to supplement our existing merchandise mix, we introduced Timberland(R) brand apparel and accessories, a recognized manufacturer of rugged, durable casual apparel. Throughout the holiday season, we featured a selection of men's apparel, as well as men's and women's footwear, in several of our Designs stores, and we plan to expand our offering of Timberland(R) products with a broader selection of men's and women's apparel.

The well-known, premium-quality brand names of Levi Strauss & Co. and The Timberland Company provide a base on which to build a quality private-label program. During the holiday season, we began to test a line of private-label merchandise under the name "EFD, Exclusively for Designs". We selectively source our products, ensuring that premium natural material and fibers are used. Our rigorous requirements will help to ensure that the private-label product is of a quality at least equal to our branded merchandise. We have been very pleased with customer response and plan to expand our private-label product offerings this Spring.

Our efforts to expand our merchandise mix are evidenced by the recent signing of a purchase and sale agreement to acquire certain assets of Boston Trading Ltd., Inc. The strength of the Boston Traders(R) product lines is demonstrated in the quality, variety and classic appeal of its tops, shirts and sweaters. We expect the well known Boston Traders(R) brand product line to further establish our Designs stores as a source for superior-quality branded apparel.

In keeping with our strategy to provide premium-quality casual apparel for the entire family, we will continue to draw upon our retail and merchandising experience to create a role for powerful brands as well as private-label product lines in specialty retailing. The multi-brand Designs store format will continue to evolve. Our Original Levi's(R) Stores and Levi's(R) Outlet stores will continue to offer solely Levi Strauss & Co. product, maintaining our strong 20-year relationship with Levi Strauss & Co., which has been an integral part of our success.

QUALITY CASUAL APPAREL

[4 Photos: Various displays of store interiors]


LEVI'S(R) BRAND APPAREL
AND ACCESSORIES


TIMBERLAND(R)
BRAND APPAREL
AND FOOTWEAR

RETAILING AND
MERCHANDISING EXPERTISE

[3 Photos: Store exteriors of Attleboro, MA, Freeport, ME, and Boston, MA]

DESIGNS STORE, ATTLEBORO, MA

LEVI'S(R) OUTLET STORE, FREEPORT, ME

ORIGINAL LEVI'S(R) STORE, BOSTON, MA

To be successful in today's competitive environment a retailer must establish a distinct and unique identity. For many consumers, shopping is evolving from a specific purchase or destination orientation to a form of entertainment.

At Designs, Inc., we believe that shopping should be exciting and fun. In addition to our merchandise mix, the atmosphere and look of our stores can make the difference in whether a customer shops with us or another retailer. Consequently, we make significant investments in determining the style, look and features of our store design and merchandise presentation. We have talented, dedicated people to execute our store development and design strategy.

Real estate location is key to establishing a successful store. Our real estate team is very discerning and seeks prime retail locations. Their primary considerations relating to potential store locations center around demographics and market conditions. Chief factors to be considered are the population, the demographic profile of the customer base, accessibility, tenant mix and, finally, the cost of procuring the location.

In building the stores, our construction and visual merchandising teams are committed to creating an exciting, appealing environment for our customers. Store design and merchandise presentation are continually reviewed and updated to display our branded and private-label product lines most creatively and effectively. We pride ourselves on providing a store environment that makes our customers' shopping experience easy, efficient and enjoyable.

Our merchandising strategy is to provide the style and selection of product our customers want when they want it, on time, every time. It is directed by strong merchandising management with years of retail industry experience, and supported by a staff with merchandising expertise in both the men's and women's clothing industries. Central to our merchandising strategy is our ability to tailor a particular store's merchandise mix according to the local customer base composition. Our inventory tracking systems facilitate regional and individual store merchandise planning to meet geographic, seasonal and demographic sales trends.

Our commitment to anticipating and fulfilling customer expectations is evidenced in our balanced mix of store formats, which we believe meet our customers' needs. Our multi-brand Designs stores satisfy the customer for whom selection and accessibility is of primary consideration. Our Levi's(R) Outlet stores attract the value-conscious customer looking for quality at a lower price. The Original Levi's(R) Stores target those customers who seek a shopping experience in the upscale setting of the Original Levi's(R) Store with a selection of Levi's(R) brand fashion-forward merchandise.

All of our marketing and merchandising efforts are executed with a diligent commitment to controlling costs and maintaining overall profitability. Designs, Inc. places great emphasis on operational efficiency and continually seeks ways to improve productivity. Toward that end, we have invested in sophisticated information technology and systems to facilitate inventory management, pricing and other financial controls. Monitoring and controlling inventory levels and expenses, such as store payroll and other administrative costs, are top priorities. Our efforts have resulted in greater efficiency of inventory management and containment of expenses, in keeping with our commitment to controlled growth focused on profitability and enhanced competitiveness.


[Photo: Close-up of man wearing long-sleeve jersey]

OUR STORES ARE CONTEMPORARY SETTINGS THAT FEATURE HARDWOOD FLOORS, CUSTOM WOOD FIXTURES AND NUMEROUS VISUAL MERCHANDISING ELEMENTS. WE FEATURE OUR MERCHANDISE MIX IN AN ATTRACTIVE AND INVITING WAY TO PROMOTE IDENTIFICATION OF OUR BRANDED PRODUCT LINES. TO ILLUSTRATE, WE HAVE INCORPORATED DOUBLE-BINNING STORAGE ALONG THE WALLS THAT SERVES TWO PURPOSES. FIRST, WE CREATE INCREASED CAPACITY, REDUCING REQUIRED STORAGE SPACE AND INCREASING VALUABLE SELLING SPACE. SECOND, THE MERCHANDISE IS PRESENTED IN AN ORGANIZED, IDENTIFIABLE MANNER, ENABLING CUSTOMERS TO EASILY FIND THE STYLE, SIZE AND COLOR THAT THEY SEEK.

"I WAS PLEASANTLY SURPRISED TO FIND A STORE THAT OFFERED A
GENUINELY FRIENDLY ATMOSPHERE. IT WAS NOT ONLY
WELL-ORGANIZED AND ATTRACTIVE, BUT THE EMPLOYEES WENT OUT OF
THEIR WAY TO MEET OUR NEEDS."
                                               DECEMBER 1994

[Photo: 5 young people, linked arm in arm, walking down the street]

"I WAS IMMEDIATELY STRUCK BY THE SERVICE ORIENTATION AT THE STORE. EVERYWHERE YOU WENT SOMEONE WAS THERE TO ASSIST YOU WITHOUT BEING OBTRUSIVE. YOU CAN IMAGINE THE DELIGHTFUL SURPRISE AND JOY IT WAS TO BE 'WAITED ON'. I CONGRATULATE YOU ON YOUR EMPHASIS ON SERVICE AND HOPE MORE BUSINESSES TAKE YOUR LEAD."
                                                OCTOBER 1994

"WITH ALL OF THE COMPETITION, SERVICE IS ESSENTIAL TO
ACHIEVE SUCCESS. AS THE CUSTOMER I WAS VERY IMPORTANT IN THE
EYES OF YOUR EMPLOYEES AND THAT WILL BRING ME BACK EVERY
TIME."
                                               DECEMBER 1994


Customers are our lifeblood and our goal is to provide them with excellent customer service. We believe that this goal will foster loyalty to our brands and our stores, and ultimately contribute to our company's success. We conduct customer surveys and market studies to maintain contact with our customers. We listen to our customers and respond to their needs. Customers initially come into our stores for our selection of quality casual apparel and accessories, but they return because we provide exceptional customer service. This conviction is shared and executed by every associate at Designs, Inc.

Since staff training and development are key competitive advantages, new sales associates are assigned to a regional training store to learn about our approach to customer service and become familiar with our merchandise. Our sales associates wear our products to ensure that they know as much as possible about the clothing, including fabric, cut, fit and care. This approach enhances the company's effectiveness in responding to customer questions and conveying product benefits.

Training continues throughout the careers of our field staff. Designs, Inc. maintains a very strong commitment to promoting dedicated, hard-working sales associates into store manager and field management positions. Further training at these management levels ensures that they provide the necessary leadership to help the stores achieve their objectives. Our approach has resulted in lower than average employee turnover in sales associate and field staff positions.

At Designs, Inc. we believe that managing human resources is a key to our competitive advantage. We must be successful at recruiting, retaining and motivating people to attain the company's objectives, as well as their personal goals. If we accomplish this we will provide our customers with superior customer service and our associates with a desirable working environment. Our management style at Designs, Inc. is twofold. We encourage a sense of personal responsibility and initiative in all of our associates. At the same time, we foster a commitment to teamwork, the company and the attainment of our common goals.

Looking ahead, we plan to expand further our base of productive stores that contribute to increased sales and profitability. We plan to remodel existing mall-based Designs stores and open new multi-brand Designs stores throughout the United States. Under the joint venture agreement, we will expand the Original Levi's(R) Store format in our territory to provide a showcase for our Levi Strauss & Co. branded product lines. We also plan to continue and strengthen the contribution of the Levi's(R) Outlet stores. The Levi's(R) Outlet stores offer manufacturing overruns, discontinued lines and irregular merchandise purchased from Levi Strauss & Co. In addition, the Levi's(R) Outlet stores enable us to keep our Designs store and Original Levi's(R) Store inventories clean and current by transferring Levi's(R) and Dockers(R) brand merchandise at the end of each season.

Designs, Inc.'s vision is to generate customer excitement and satisfaction, establishing our specialty retail store locations as a source for quality apparel and accessories to complement a casual, relaxed lifestyle. We want to be recognized as fulfilling customer expectations with excellent selection and value, supported by superior customer service. We view brand identity and satisfied customers as the means to create customer loyalty, build store traffic, expand sales levels and increase earnings.

SUPERIOR CUSTOMER SERVICE

[3 Photos: various customers being assisted by helpful associates]


DESIGNS INC.'S COMMITMENT
TO SUPERIOR SERVICE IS
DEMONSTRATED BY EACH OF
OUR SALES ASSOCIATES.

SELECTED FINANCIAL DATA

                                                                             Fiscal Years Ended(1)
                                            January 28,       January 29,       January 30,       February 1,       January  26,
                                                1995              1994              1993            1992( (2))           1991
                                                            (In thousands, except per share data and number of stores)
INCOME STATEMENT DATA:
Sales                                           $265,910          $240,925          $204,329           $150,820      $120,750
Gross profit, net of occupancy
 costs                                            84,126            75,221            65,465             44,331        35,386

Income before provision for income taxes          28,399(3)          9,507(4)         20,587              8,157         3,675
Net income                                        16,903             5,748            12,320              4,784         2,096

Net income per common and common
  equivalent share(5)                           $   1.06          $   0.36          $   0.84           $   0.40      $   0.19

Weighted average common and common
  equivalent shares outstanding(5)                15,914            15,916            14,666             11,954        11,252

BALANCE SHEET DATA:
Working capital                                 $  55,244         $ 35,671(4)       $ 55,913           $ 32,848      $ 17,918
Inventories                                        52,649           46,664            42,578             28,713(2)     22,667
Property and equipment, net                        26,503           22,922            20,747             20,270        22,419
Total assets                                      127,295          119,556           102,465             69,427        50,505
Long-term debt(6)                                      --           10,000            13,000             20,000        21,666

OPERATING DATA:
Number of stores open at end of period                120(7)            120               110                106          101


(1) The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to January 31. The fiscal year ended February 1, 1992 covered 53 weeks.

(2) Reflects a change in the method of valuing merchandise inventories from lower of cost or market under the first-in, first-out method to the lower of cost or market under the last-in, last-out method.

(3) Includes $3.2 million of income from the restructuring program through January 28, 1995.

(4) Includes $15.0 million restructuring charge.

(5) Adjusted to give retroactive effect to two 50% stock dividends paid on June 22, 1993 and June 1, 1992 to holders of Common Stock at the close of business on June 8, 1993 and April 21, 1992, respectively.

(6) Includes current portion of long-term debt.

(7) Includes the eight Original Levi's(R) Stores which were transferred to the joint venture on January 28, 1995; excludes the two Dockers(R) Shops and an Original Levi's(R) Store in Minneapolis, Minnesota which were sold on January 28, 1995, as well as the fifteen Designs stores which were closed in connection with the restructuring program.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following table provides a five-year history of the sales results of the Company, together with a summary of the number of stores in operation and the Company's comparable store sales growth. "Comparable store sales growth" measures the percentage change in sales in comparable stores, which are those stores open for at least one full fiscal year as of the beginning of the fiscal year.

                                                                              Fiscal Years Ended
                                                   Jan. 28,        Jan. 29,        Jan. 30,         Feb. 1,        Jan. 26,
                                                     1995            1994            1993            1992            1991
                                                                             Sales (In thousands)
Designs stores                                     $ 69,777        $ 76,170        $ 78,419        $ 72,407        $ 70,286
Outlet stores                                       170,313         145,375         119,983          78,413          50,464
Concept stores(1)                                    25,820          19,380           5,927            ---            --
                                                   $265,910        $240,925        $204,329        $150,820        $120,750
Number of stores in operation at year end:
Designs stores                                           51              64              64              68              69
Outlet stores                                            61              48              41              38              32
Concept stores                                            8               8               5           --              --
                                                        120             120             110             106             101
Comparable store sales growth                            (5%)             6%             26%              7%             14%

(1) Includes sales for the Company's two Dockers(R) Shops and an Original Levi's(R) Store in Minneapolis, Minnesota which were sold on January 28, 1995, see discussion below.

RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED JANUARY 28, 1995 AND JANUARY 29, 1994.

Sales for fiscal year 1995 rose 10% to $265.9 million from $240.9 million in fiscal 1994. Comparable store sales decreased 5% for the year ended January 28, 1995 over the prior year. The decrease in comparable store sales was primarily due to a decrease in unit sales of 11%, partially offset by an 8% increase in average unit price as compared to the prior year. Comparable Outlet store sales decreased 7% for fiscal year 1995 as compared with fiscal 1994, principally due to a decrease in the level of available goods, the impact of a trucking strike in the first quarter of fiscal 1995, as well as reduced Canadian tourism resulting from an unfavorable exchange rate. Comparable Designs store sales decreased 3% for fiscal 1995, due to continued competitive pressures from other mall-based retailers. Comparable Concept store sales increased 16% for the fiscal 1995 as compared with fiscal 1994. This increase is mainly attributable to our Original Levi's(R) Store located in New York City. Of the 120 stores open at fiscal year end, 91 were comparable stores.

Gross margin rate (including the costs of occupancy) equaled 31.6% of sales for fiscal year 1995, and increased slightly from 31.2% in the prior year. This increase was principally due to an increase in the percentage of business generated from the higher margin Levi's(R) Outlet stores and Original Levi's(R) Stores and decreased costs for LIFO ($200,000 benefit in fiscal 1995 versus $500,000 provision in fiscal 1994). This increase was offset slightly by a decrease in initial markups in the Levi's(R) Outlet stores and Designs stores, continued price competition in the Designs stores, and higher occupancy costs in the Concept and remodeled Designs stores. The increased total sales at this gross margin rate resulted in a 12% increase in gross margin dollars to $84.1 million for fiscal 1995 versus $75.2 million in fiscal 1994.

For fiscal 1995, selling, general and administrative expenses were 19.9% of sales as compared with 18.5% of sales for fiscal 1994. Store payroll, which is the largest component of these operating expenses, increased to 10.7% of sales in fiscal 1995 from 10.2% in fiscal 1994, due primarily to increased payroll as a percentage of sales in the Levi's(R) Outlet and Designs stores. The increase in selling, general and administrative expenses also included increased advertising costs attributable to enhanced corporate marketing efforts. These increases were partially offset by a $1.0 million gain related to the sale of the Company's Original Levi's(R) Store in Minneapolis, Minnesota, and the Company's two Dockers(R) Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. In addition, Levi's Only Stores, Inc. paid the Company $875,000 for services, contributions and risks taken by the Company for its assistance in the development of the Original Levi's(R) Store concept in the United States. A substantial portion of this amount offset previously recognized costs which were incurred by the Company during the fiscal year. Other expenses, which included store supplies and credit card fees, were small and tend to vary with inflation.

During the fourth quarter of fiscal 1994, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the expected costs associated with the closing of up to 10 of its poorest performing Designs stores. This charge is reflected in the consolidated statement of income for the fiscal year ended January 29, 1994 as a restructuring charge. In November 1994, in connection with the Company's ongoing review of Designs store performance, the Company decided to close up to five more of the poorest performing Designs stores during the remainder of fiscal year 1995. Due to the elimination of estimated losses which would have been incurred from the continued operations of the stores, the earnings and cash flow benefit derived from the restructuring for fiscal 1995 totaled $1.6 million and $1.4 million, respectively. For the same reason, the expected earnings and cash flow benefit for fiscal 1996 are $2.7 million and $2.0 million, respectively.

The costs to close these 15 stores totaled $11.8 million, comprised of $8.3 million estimated cash and $3.5 million of noncash costs. Included in the $8.3 million of cash costs is $4.1 million of estimated future payments to landlords. These total anticipated costs of $11.8 million to close the 15 stores are less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with various landlords. As a result, the remaining $3.2 million reserve balance was recognized as pre-tax income in the fourth quarter of fiscal 1995. See Note J of Notes to the Consolidated Financial Statements.

As stated above, at January 28, 1995, the Company had estimated $4.1 million for future payments to landlords for stores which were closed in connection with the Company's restructuring program. In March 1995, the Company negotiated termination of certain leases and as a result reduced the Company's future obligations to $1.9 million. The $2.2 million balance was recognized by the Company as pre-tax income during the first quarter of fiscal 1996. In connection with the Company's restructuring program, the Company has also accrued approximately $800,000, which represents the Company's estimated exposure, for legal and settlement costs for one remaining lease termination. See Notes F and L of Notes to the Consolidated Financial Statements.

Depreciation and amortization expense for fiscal year 1995 increased 16.9% or $994,000 over fiscal 1994 to $6.9 million, primarily reflecting the costs of new store openings and remodeled stores. Twenty stores were opened and three Designs stores were remodeled in fiscal 1995 and 10 stores were opened and three Designs stores were remodeled in fiscal 1994. See "Liquidity and Capital Resources--Capital Expenditures."

Interest expense in fiscal 1995 decreased 60.3% or $925,000 to $609,000, compared with $1.5 million in fiscal 1994. This decrease is attributable to interest cost savings associated with the prepayment of $6.0 million in the first quarter and the retirement of the remaining $4.0 million of the Company's Senior Notes in the second quarter of fiscal 1995. Interest expense for fiscal 1995 includes a prepayment penalty and accelerated write-off of debt issuance costs of approximately $350,000. The Company had no short-term or long-term borrowings outstanding at January 28, 1995. See "Liquidity and Capital Resources."

Interest income for fiscal 1995 increased to $1,477,000 from $1,382,000 in fiscal 1994. The increase is attributable to higher cash and investment levels, offset by $433,000 of losses associated with the sale of certain long-term investments. See "Liquidity and Capital Resources."

Net income for fiscal 1995 was $16.9 million or $1.06 per share compared with $5.7 million, or $0.36 per share, in the prior year. The income related to the excess restructuring reserve, as discussed above, was $3.2 million or $0.12 per share.

COMPARISON OF FISCAL YEARS 1994 AND 1993

Sales for fiscal year 1994 rose 18% to $240.9 million from $204.3 million in fiscal 1993. Comparable store sales increased 6% for the year ended January 29, 1994 over the prior year. The growth in comparable store sales was primarily attributable to increased demand for the Levi Strauss & Co. products offered in Levi's(R) Outlet stores, and the Company's ability to meet that demand through improved product availability and increased breadth of Levi Strauss & Co. product lines offered. The comparable store sales increase of 6% was comprised of approximately 4% in unit sales increases and a 2% increase in average unit price, attributable to a shift in the mix of products sold toward higher priced goods. Of the Company's 120 stores, 102 were comparable stores.

Gross margin rate (including the costs of occupancy) equaled 31.2% of sales for fiscal year 1994, and decreased from 32.0% for the prior year. This decrease resulted principally from increased promotional markdowns in the Designs stores and higher occupancy costs in the Concept stores, offset in part by an increase in the percentage of business generated from the higher margin Levi's(R) Outlet stores. Chainwide, a higher initial markup and reduced LIFO costs ($500,000 in fiscal 1994 versus $1.2 million in fiscal 1993) were offset by increased markdowns and shrink resulting in a slight decline in the net merchandise margin for the year. The increased total sales at this gross margin rate resulted in a 15% increase in gross margin dollars to $75.2 million for fiscal 1994 versus $65.5 million in fiscal 1993.

For fiscal 1994 and 1993, selling, general and administrative expenses were 18.5% of sales. Store payroll, which was the largest component of these operating expenses, increased to 10.2% of sales in fiscal 1994 from 9.5% in fiscal 1993, due primarily to increased payroll costs in the Concept stores. This increase was partially offset by a decrease in administrative payroll expense to 2.1% of sales in fiscal 1994 from 2.4% in fiscal 1993. In addition, fiscal 1993 selling, general and administrative expenses included a provision of $850,000 to cover the costs of fixed asset write-offs associated with store remodeling. Other expenses, which included store supplies, advertising and credit card fees, were small and tend to vary with inflation. Fiscal 1993 selling, general and administrative expenses also included a non-recurring charge of $750,000 for the termination of the Company's defined benefit retirement plan. See Note I of Notes to Consolidated Financial Statements.

In connection with a year end review of individual store performance and profitability, in the fourth quarter of fiscal 1994, the Board of Directors decided to close up to 10 of the Company's poorest performing Designs stores. As a result of this decision, the Company established a $15.0 million restructuring reserve to cover the cash costs of approximately $12.0 million for lease obligations, professional and consulting services and employee relocation and termination costs; and noncash charges of approximately $3.0 million related to fixed asset disposals and inventory markdowns. This amount was reflected in the consolidated statement of income for the year ended January 29, 1994 as a restructuring charge. See Note J of Notes to Consolidated Financial Statements.

Depreciation and amortization expense for fiscal year 1994 increased 19% or $921,000 over 1993, primarily reflecting the costs of new store openings. Ten stores were opened in fiscal 1994 and nine stores were opened in fiscal 1993.

Interest expense decreased 47% or $1.4 million in fiscal 1994 to $1.5 million as compared to $2.9 million in fiscal 1993. This decrease was attributable to a reduced level of long-term borrowings outstanding in fiscal 1994, as well as a $670,000 prepayment penalty relating to the early retirement of $5.0 million of the Company's Senior Notes recorded in fiscal 1993. The Company had no short-term borrowings outstanding during fiscal 1994 or 1993. See "Liquidity and Capital Resources."

Pretax income, after restructuring charges, decreased $11.1 million to $9.5 million compared with $20.6 million in the prior year. Pretax income before restructuring charges increased $3.9 million or 19% over fiscal year 1993 to $24.5 million.

In the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". In connection with such adoption, the Company recorded an income tax benefit of $79,000 or $0.01 per share. This amount was reflected in the consolidated statement of income as the cumulative effect of an accounting change. The increase in the federal income tax rate from 34.0% in fiscal 1993 to 35.0% in fiscal 1994 was offset by a reduction in the effective state tax rate. Such reduction was attributable to a shift in the distribution of taxable income earned in each state where the Company operated toward lower tax rate states. As a result, the effective federal and state income tax rate remained level at 40.0% of income before taxes in both years. See Note E of Notes to Consolidated Financial Statements.

The impact of the restructuring charge on net income and earnings per share was $9.0 million or $0.56 per share. Net income, after the restructuring charge, for fiscal year 1994 was $5.7 million or $0.36 per share compared with $12.3 million, or $0.84 per share, in the prior year.

                             Fiscal 1995                   Fiscal 1994                  Fiscal 1993
                                                         (In thousands)
First quarter          $ 48,960          18.4%       $ 43,944          18.2%       $ 35,918         17.6%
Second quarter           56,390          21.2%         51,337          21.3%         40,789         20.0%
Third quarter            80,755          30.4%         73,525          30.5%         63,713         31.2%
Fourth quarter           79,805          30.0%         72,119          30.0%         63,909         31.2%
                       $265,910         100.0%       $240,925         100.0%       $204,329        100.0%

SEASONALITY

A comparison of sales in each quarter of the past three fiscal years is presented above. The amounts shown are not necessarily indicative of actual trends, since such amounts also reflect the addition of new stores and the remodeling of others during these periods.

The third and fourth quarters of fiscal 1995 reflect the impact of Designs stores closed as part of the restructuring program.

Historically, the Company has experienced seasonal fluctuations in revenues and income, with increases occurring during the Company's third and fourth quarters as a result of "Back to School" and "Holiday" seasons.

A comparison of quarterly sales, gross profit, net income and net income per share for the past two fiscal years is presented in Note M of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash needs are for operating expenses, seasonal inventory purchases, capital expenses for new and remodeled stores, cash outlays associated with the restructuring and the Company's investment in the development of its private-label product line and the cost of acquiriing and/or developing new businesses.

WORKING CAPITAL AND CASH FLOWS

To date, the Company has financed its working capital requirements and expansion program with cash flow from operations, borrowings and proceeds from Common Stock offerings. Cash provided by operating activities was $20.8 million, $13.5 million and $6.0 million in fiscal 1995, 1994, and 1993, respectively. The increase in cash generated from operating activities in fiscal 1995 is primarily due to growth in earnings offset by cash costs of $3.3 million incurred in connection with the restructuring program.

The Company's working capital at January 28, 1995 was approximately $55.2 million as compared to $35.7 million in the prior year. The $19.5 million increase was attributable to an increase in cash and cash equivalents, the completion of the Company's restructuring program and the retirement of the Company's Senior Notes. The increase in cash and cash equivalents was due to a reduction in the average maturity of the investment portfolio and also due to $4.7 million in cash which was received by the joint venture on January 28, 1995 in connection with its formation of the joint venture, see discussion below.

At January 28, 1995, the Company had no short-term or long-term borrowings outstanding and had cash and investments totaling $38.3 million. The following table provides a comparative analysis of the Company's cash and investments at the end of fiscal 1995 and 1994:

                                  January 28, 1995      January 29, 1994
                                              (In thousands)
Cash and cash equivalents              $22,424               $13,601
Long-term investments                   15,831                26,077
Total cash and investments             $38,255               $39,678

Long-term investments of $15.8 million at January 28, 1995 consisted of government securities with a weighted average maturity of approximately 3.2 years and a weighted average interest rate of 6.2%. Long-term investments of $26.1 million at January 29, 1994 consisted of government securities with a weighted average maturity of 5.5 years and a weighted average interest rate of 6.0%.

Inventory in units in comparable stores at January 28, 1995 was 18% less than at January 29, 1994 due to fewer comparable stores at year end, a decrease in the availability of inventory in the Levi's(R) Outlet stores and the Company's continued efforts to control inventory levels in its Original Levi's(R) Stores and its Designs stores. The Company stocks its Levi's(R) Outlet stores exclusively with manufacturing overruns, discontinued lines and irregulars purchased by the Company directly from Levi Strauss & Co. and end-of-season merchandise transferred from Designs and Concept stores. By its nature, this merchandise is subject to limited availability. At January 28, 1995, total inventories were up $6.0 million, or 13%, from January 29, 1994. This increase primarily reflects the increase in the percentage of Levi's(R) Outlet stores to total stores in fiscal 1995 as compared with fiscal 1994. Outlet stores typically require a larger percentage of inventory levels than the other store formats.

The Company's trade payables to Levi Strauss & Co., the principal vendor, generally are due within 10 days after the end of the month in which the goods are received. The Company has been current with its payments to Levi Strauss & Co. from fiscal 1987 to date. Trade payables with other vendors are generally payable within 30 days of invoice. Variations in the amount of trade payables outstanding at the end of different periods relate to the timing of purchases. The current payment methods and terms are expected to change in fiscal 1996 as the Company continues to develop its private-label product line and begins its own sourcing of merchandise.

On June 15, 1989, the Company borrowed $20.0 million under a Note Purchase Agreement at a fixed interest rate of 11.91%. At January 29, 1994, the balance under this Note Purchase Agreement was $10.0 million, of which the current portion was $4.0 million. During the first quarter of fiscal 1995, the Company prepaid $6.0 million in principal on the 11.91% Senior Notes, which resulted in a prepayment penalty and writedown of debt issuance costs of approximately $350,000. The remaining balance under the Note Purchase Agreement of $4.0 million was paid on June 1, 1994. There were no long-term debt obligations outstanding at January 28, 1995. During fiscal year 1995, the Company had average outstanding borrowings, excluding long-term debt, of $266,000.

The Company entered into a revolving credit agreement on November 17, 1994 under which BayBank Boston, N.A. and State Street Bank and Trust Company provided the Company with a revolving line of credit of up to $20.0 million. Under the credit agreement, the line of credit terminates on May 31, 1997 and bears interest at BayBank Boston, N.A.'s prime rate or LIBOR-based fixed rates. The terms of the credit agreement require the Company to maintain specific net worth, inventory turnover and cash flow ratios. Under the revolving credit agreement, the Company has agreed not to pay dividends on its Common Stock if such payment would cause the Company to be in default of certain financial covenants. In addition, the Company will pay a quarterly commitment fee of 0.4% per annum on the average daily unused balance and an annual agent fee of $15,000. At January 28, 1995, there were no outstanding borrowings under this facility.

During the third quarter of fiscal 1995, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. At January 28, 1995, the Company had repurchased and retired 300,000 shares at a cost of $2.3 million. The retirement of shares has been accounted for as a reduction in common stock and additional paid-in capital.

On January 28, 1995, Designs JV Corp., a wholly-owned subsidiary of the Company, and a subsidiary of Levi's Only Stores, a wholly-owned subsidiary of Levi Strauss & Co., entered into a partnership agreement establishing a joint venture to sell Levi's(R) brand products and jeans-related products. The joint venture plans to open and operate up to 35 to 50 Original Levi's(R) Stores and Levi's(R) Outlets throughout 11 Northeast states and the District of Columbia over the next three to five years. The Levi's(R) Outlet stores in the joint venture will sell only Levi's(R) brand products and service the close-out products of the Original Levi's(R) Stores.

In connection with the formation of the joint venture, Designs JV Corp. contributed, for a 70% interest in the joint venture, eight of the Company's existing Original Levi's(R) Stores and three leases for unopened stores in New York City, Nanuet, New York, and White Plains, New York. These stores are included in the planned 35 to 50 stores described above. At the same time, the joint venture subsidiary of Levi's Only Stores, Inc. contributed approximately $4.7 million in cash to the joint venture in exchange for a 30% interest. Levi's Only Stores, Inc., also paid the Company $875,000, which is included in accounts receivable at year end, for services, contributions and risks taken by the Company in establishing the transferred Original Levi's(R) Stores and in the development of the Original Levi's(R) Store concept in the United States. A substantial portion of this amount offset previously recognized costs which were incurred by the Company in formation of the joint venture during fiscal year 1995.

It is the intention of the partners in the joint venture that the joint venture's working capital and funds for its future expansion will come from the joint venture's operations and borrowings from third parties. However, the partners may also decide that they or their affiliates should contribute or loan additional funds to the joint venture or guaranty third-party debt. Neither partner will be required to make any further contribution to the capital of the joint venture, any loan to the joint venture or any such guaranty unless both partners agree. Excess cash (as defined in the partnership agreement) will be distributed by the joint venture once per year. No assurance can be given that the Company will not be required to make such capital contributions, loans or guaranties or that cash will be distributed to the Company by the joint venture.

The term of the joint venture is 10 years. However, the partnership agreement contains certain exit rights that enable either partner to buy or sell its interest in the joint venture or particular stores of the joint venture after five years.

In a related transaction in fiscal 1995, the Original Levi's(R) Store located in Minneapolis, Minnesota and two Dockers(R) Shops located in Minneapolis and Cambridge, Massachusetts were sold to Levi's Only Stores, Inc. The Company received $2.2 million for the sale of these three stores in fiscal 1996. The gain relating to the sale of these stores reduced selling, general and administrative expense by approximately $1.0 million in fiscal year 1995. The $2.2 million is included in the Company's accounts receivable balance at January 28, 1995.

In June 1994, Levi Strauss & Co. informed the Company that it wanted to focus the future relationship between the two companies on the Original Levi's(R) Stores joint venture and to reduce the Company's dependency on Levi Strauss & Co. Levi Strauss & Co. informed the Company that it did not see growth opportunity for the Company's Designs stores in the exclusively Levi's(R) format, however, Levi Strauss & Co. did see an opportunity for growth of the Company's Designs stores if the format was changed to a multi-brand format. Levi Strauss & Co. advised the Company that it believes that this will avoid consumer confusion between the Original Levi's(R) Stores and Designs stores. According to Levi Strauss & Co., this would require that not more than 70% of the product mix in the stores be Levi Strauss & Co. product, that the format and presentation of the stores be "supportive" of its marketing and brand objectives and that Levi Strauss & Co. approve that format beforehand. The Company has received favorable Levi Strauss & Co. comment regarding the look of the multi-brand Designs stores and believes that the format will be acceptable to Levi Strauss & Co. for Designs store expansion throughout the United States. Levi Strauss & Co. would apply the new branch opening policies and practices to the Company that are applicable to other multi-brand retailers of Levi Strauss & Co. products. Levi Strauss & Co. advised the Company that if the Company does not decide to expand the Designs store chain, Levi Strauss & Co. would not require change to a multi-brand format. If the Company does change the format and expand the Designs store chain, Levi Strauss & Co. has said that it will require that the Company's existing Designs stores be converted to the new multi-brand format over a mutually agreeable period of time.

During fiscal year 1995, the Company introduced private-label and Timberland(R) brand products into the merchandise mix in certain of its Designs stores. This was primarily due to the Company's desire to offset decreased gross profit margin in Designs stores caused by increased price competition with other Levi Strauss & Co. retailers in and around regional malls, the absence of certain key products in the Levi Strauss & Co. line and increased opportunities for expansion of the Designs store chain throughout the United States. Accordingly, beginning in November of fiscal 1995, the Company began to test private-label and Timberland(R) products in 10 of its Designs stores. Because of the sales increases generated in the newly remodeled and renovated Designs stores, the test is being conducted in the six newly remodeled Designs stores and the recently opened Designs store in Saugus, Massachusetts as well as three other Designs stores. Based upon the overall performance of these stores and the performance of the private label merchandise, the Company could decide to add Timberland(R) products and private label merchandise to the merchandise mix in some or all of its Designs stores.

In June 1994, Levi Strauss & Co. advised the Company that it did not see any additional growth in the Levi's(R) Outlet by Designs store format, other than additional Outlet stores that might be part of the Original Levi's(R) Stores joint venture, as discussed above. The company stocks its Outlets exclusively with manufacturing overruns, discontinued lines and irregulars purchased by the Company directly from Levi Strauss & Co. and end-of-season merchandise transferred from the Designs and Concept stores. By its nature, this merchandise is subject to limited availability. In addition, the joint venture will be opening its own outlets, which will also impact the availability of goods to the Levi's(R) Outlet by Designs stores. As such, the Company does not currently plan to open any Levi's(R) Outlet by Designs stores during fiscal 1996.

On April 26, 1995, the Company announced the signing of a purchase and sale agreement to acquire, subject to the satisfaction of certain conditions and barring unforeseen circumstances, certain assets of Boston Trading Ltd., Inc. The assets to be acquired include the Boston Traders(R) brands and all inventory, fixed assets and leasehold improvements associated with 33 existing Boston Traders(R) Outlet stores. The Company is expected to pay up to $6.0 million for assets being acquired, subject to adjustment. This acquisition, if consummated, will expand the Company's current operations to include off-shore sourcing of inventory. Among other things, the retail distribution of the Boston Traders(R) product will require the Company to expend resources for a design and sourcing staff, and storage and distribution facilities in order to assure timely delivery and restocking of merchandise.

The Company continues to have conversations with a number of other companies with branded products and/or prominent brand names concerning the possi-bility of the Company (i) opening single brand retail stores for these companies, (ii) opening single brand retail stores jointly with these companies or (iii) featuring these branded products in the Designs stores. No assurances can be given that the Company will reach agreement with any other manufacturer concerning such stores or brand offerings or that, if a decision is made to go forward, such stores or brand offerings will be successful.

As previously discussed, the Company recorded a $15.0 million pre-tax restructuring charge in the fourth quarter of fiscal 1994 to cover the costs of closing up to 10 of its poorest performing Designs stores. In November of fiscal 1995, in connection with the ongoing review of Designs store performance, the Company decided to close up to five more Designs stores. The total estimated costs to close these 15 stores totaled $11.8 million. The estimated cash costs to close these stores totaled $8.3 million, which includes $4.1 million of estimated future payments to landlords as part of lease settlements. The $4.1 million is part of the Company's accrued rent at January 28, 1995. As previously discussed, the Company negotiated termination of certain leases and as a result reduced the estimated $4.1 million of future obligations to $1.9 million, which will be paid to the respective landlords in fiscal 1996.

CAPITAL EXPENDITURES

The following table sets forth the stores opened and remodeled and capital expenditures for those stores for the fiscal years presented:

                                             1995            1994            1993
Levi's(R) Outlet Stores                         15               7               4
Original Levi's(R) Stores                        4               2               4
Dockers(R) Shops                              --                 1               1
Designs Stores                                   1            --              --
Total New Stores                                20              10               9

Remodeled Designs Stores                         3               3            --
Remodeled Levi's(R) Outlet Stores               14            --              --
Total Remodeled Stores                          17               3            --
Capital expenditures (000's)                $9,500          $5,100          $3,600

During fiscal year 1996, as part of the joint venture, the Company plans to open three Original Levi's(R) Stores (two mall-based and one urban location) and three Levi's(R) Outlet stores. The estimated costs to open the two mall-based stores are expected to be approximately $1.2 million while the estimated costs of the urban Original Levi's(R) store in New York City is expected to be approximately $4.2 million. The estimated costs of opening the three Levi's(R) Outlets are expected to be $550,000, resulting in a total estimated cost of capital expenditures for the joint venture of approximately $5.9 million.

In the past two years, the Company has remodeled six Designs stores, utilizing updated fixtures and merchandise presentation. The average total cost per store of such remodeling recently has approximated $350,000 for furniture, fixtures and leasehold improvements. The Company intends to remodel 10 additional stores in fiscal year 1996 at an estimated cost of $4.0 million.

In addition, the Company intends to open five urban-based, multi-brand Designs stores in fiscal year 1996. Until now, Designs stores have been specifically mall-based locations. By opening Designs stores in urban locations, the Company expects to soften the impact of price competition that is prevalent in the mall-based stores. The estimated costs to open these stores are expected to be approximately $4.3 million.

As discussed previously, the Company does not anticipate opening any additional Levi's(R) Outlets, other than those opened by the joint venture. The Company does expect to remodel five existing Levi's(R) Outlet by Designs stores during fiscal year 1996. The estimated costs of these remodels are expected to approximate $1.0 million.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1993, the American Institute of Certified Public Accountants issued Statement of Position 93-7, "Reporting of Advertising Costs" which is effective in 1996. The Company has historically accounted for advertising costs in accordance with the provisions of this statement. See Note A to the Notes to Consolidated Financial Statements.

EFFECTS OF INFLATION

Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation has had a material effect on the results of its operations in the last three fiscal years.

CONSOLIDATED BALANCE SHEETS
January 28, 1995 and January 29, 1994

ASSETS                                                                                    1995            1994
                                                                                              (In thousands)
Current assets:
Cash and cash equivalents                                                                $ 22,424        $ 13,601
Accounts receivable (Note K)                                                                4,223             821
Inventories                                                                                52,649          46,664
Deferred income taxes (Note E)                                                              1,579           5,756
Prepaid expenses                                                                            1,213           1,202
Total current assets                                                                       82,088          68,044
Property and equipment, net of accumulated depreciation and amortization (Note B)          26,503          22,922
Other assets:
Long-term investments                                                                      15,831          26,077
Deferred income taxes (Note E)                                                              1,771           1,534
Pre-opening costs, net                                                                        481             287
Other assets                                                                                  621             692
Total assets                                                                             $127,295        $119,556

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                         $ 13,210        $  6,708
Accrued expenses and other current liabilities                                              5,944           2,714
Restructuring reserve (Note J)                                                              --             15,000
Accrued rent (Note J)                                                                       7,690           2,577
Income taxes payable                                                                        --              1,374
Current portion of long-term debt (Note D)                                                  --              4,000
Total current liabilities                                                                  26,844          32,373
Long-term debt (Note D)                                                                     --              6,000
Commitments and contingencies (Note F)
Minority Interest (Note K)                                                                  4,749           --
Stockholders' equity (Note G):
Preferred Stock, $0.01 par value, 1,000,000 shares authorized, none issued
Common Stock, $0.01 par value, 50,000,000 shares authorized, 15,755,000 and
  15,960,000 shares issued at January 28, 1995 and January 29, 1994, respectively             157             160
Additional paid-in capital                                                                 52,619          54,507
Retained earnings                                                                          42,926          26,516
Total stockholders' equity                                                                 95,702          81,183
Total liabilities and stockholders' equity                                               $127,295        $119,556

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ending January 28, 1995, January 29, 1994 and January 30, 1993

                                                                                      1995            1994            1993
                                                                                      (In thousands, except per share data)
Sales                                                                               $265,910        $240,925        $204,329
Cost of goods sold including occupancy                                               181,784         165,704         138,864
Gross profit                                                                          84,126          75,221          65,465

Expenses:
Selling, general and administrative                                                   52,916          44,677          37,743
Restructuring charges (Note J)                                                        (3,200)         15,000           --
Depreciation and amortization                                                          6,879           5,885           4,964
Total expenses                                                                        56,595          65,562          42,707

Operating income                                                                      27,531           9,659          22,758
Interest expense                                                                         609           1,534           2,893
Interest income                                                                        1,477           1,382             722
Income before income taxes and cumulative effect of change in accounting for
  income taxes                                                                        28,399           9,507          20,587
Provision for income taxes (Note E)                                                   11,496           3,838           8,267
Income before cumulative effect of change in accounting for income taxes              16,903           5,669          12,320
Cumulative effect of change in accounting for income taxes (Note E)                    --                 79           --
Net income                                                                          $ 16,903        $  5,748        $ 12,320

Income before cumulative effect of change in accounting per common and common
  equivalent share                                                                  $   1.06        $   0.36        $   0.84
Cumulative effect of change in accounting per common and common
  equivalent share                                                                     --               N/M            --
Net income per common and common equivalent share                                   $   1.06        $   0.36        $   0.84
Weighted average common and common equivalent shares outstanding                      15,914          15,916          14,666
Net income per common and common equivalent shares outstanding - assuming full
  dilution                                                                              N/A             N/A         $   0.83
Weighted average common and common equivalent shares outstanding - assuming
  full dilution                                                                         N/A             N/A           14,841

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the fiscal years ending January 28, 1995, January 29, 1994 and January 30, 1993

                                                                                  Additional
                                                                                    Paid-in
                                                            Common Stock            Capital       Retained Earnings        Total
                                                                                      (In thousands)
Balance at February 1, 1992                              13,875        $139         $26,921             $ 8,448          $35,508

Issuance of Common Stock:
Offering of shares, net of offering expenses of
 $284                                                     1,725          17          24,998                               25,015
Exercises under option programs                             258           3           1,530(1)                             1,533
Net income                                                                                               12,320           12,320
Balance at January 30, 1993                              15,858         159          53,449              20,768           74,376

Issuance of Common Stock:
Exercises under option programs                             102           1           1,058(1)                             1,059
Net income                                                                                                5,748            5,748
Balance at January 29, 1994                              15,960         160          54,507              26,516           81,183

Issuance of Common Stock:
Exercises under option programs                              95                         438(1)                               438
Retirement of shares under the stock repurchase
  program                                                  (300)         (3)         (2,326)                              (2,329)
Unrealized loss on investments                                                                             (493)            (493)
Net income                                                                                               16,903           16,903
Balance at January 28, 1995                              15,755        $157         $52,619             $42,926          $95,702

(1)  Including related tax benefit.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
For the fiscal years ending January 28, 1995, January 29, 1994 and January 30, 1993

                                                                                1995            1994            1993
                                                                                           (In thousands)
Cash flows from operating activities:
Net income                                                                    $ 16,903        $  5,748        $ 12,320
Adjustments to reconcile to net cash provided by operating activities:
    Depreciation and amortization                                                6,879           5,885           4,964
    Deferred income taxes                                                        4,251          (6,385)         (1,192)
    Gain from sale of stores                                                    (1,069)          --              --
    Loss from sale of investments                                                  464             145           --
    Loss (gain) from disposal of property and equipment                            134            (348)            492
    Changes in operating asset and liabilities:
    Accounts receivable                                                            (13)           (219)           (488)
    Inventories                                                                 (8,360)         (4,086)        (13,865)
    Prepaid expenses                                                                15            (533)          2,343
    Prepaid income taxes                                                           (28)          --              --
    Income taxes payable                                                        (1,374)          1,301            (804)
    Accounts payable                                                             6,502          (2,904)            867
    Restructuring reserve                                                       (6,422)         15,000           --
    Accrued expenses and other current liabilities                               2,948            (703)            764
    Accrued rent                                                                   (12)            590             630
    Net cash provided by operating activities                                   20,818          13,491           6,031
    Cash flows from investing activities:
    Additions to property and equipment                                        (12,604)         (8,116)         (5,658)
    Incurrence of pre-opening costs                                               (809)           (440)           (591)
    Proceeds from disposal of property and equipment                                75           1,061             140
    Sale (purchase) of investments                                               8,971         (13,912)        (12,310)
    (Increase) reduction in other assets                                          (486)             97            (440)
    Net cash used for investing activities                                      (4,853)        (21,310)        (18,859)
    Cash flows from financing activities:
    Repayments of long-term debt                                               (10,000)         (3,000)         (7,000)
    Repurchase of Common Stock                                                  (2,329)          --              --
    Proceeds of Common Stock offering, net of offering expenses                  --              --             25,015
    Proceeds from minority shareholder of joint venture                          4,749           --              --
    Issuance of Common Stock under option program(1)                               438           1,059           1,533
Net cash (used for) provided by financing activities                            (7,142)         (1,941)         19,548
Net increase (decrease) in cash and cash equivalents                             8,823          (9,760)          6,720
Cash and cash equivalents:
Beginning of the year                                                           13,601          23,361          16,641
End of the year                                                               $ 22,424        $ 13,601        $ 23,361

(1)  Including related tax benefit.

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

Designs, Inc. (the "Company") is engaged in the retail sales of clothing and accessories. Levi Strauss & Co. is the most significant vendor of the Company, representing substantially all of the Company's vendor purchases.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31.

CASH AND CASH EQUIVALENTS

Short-term investments, which have a maturity of ninety days or less when acquired, are considered cash equivalents. The carrying value approximates fair value.

INVENTORIES

Merchandise inventories are valued at the lower of cost or market using the retail method on the last-in first-out basis ("LIFO"). If inventories had been valued on the first-in first-out basis ("FIFO"), inventories at January 28, 1995 and January 29, 1994 would be approximately $54,372,000 and $48,589,000, respectively. The benefit (provision) for LIFO was $200,000 in 1995 and $(500,000) in 1994.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Upon retirement or other disposition, the cost and related depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

Motor vehicles                       Five years
Store furnishings                    Five to ten years
Equipment                            Five to eight years
Leasehold                            Lesser of useful lives or
  improvements                         related lease life
Software development                 Five years

INVESTMENTS

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", in fiscal 1995. This statement requires that, except for securities classified as "held to maturity," investments in debt and equity securities be reported at fair value. Changes in unrealized gains and losses for securities classified as "available for sale" are recorded as a separate component of stockholders' equity, net of applicable taxes. In accordance with the statement, prior period financial statements have not been restated to reflect the change in accounting principle. The impact of the adoption of this statement was a decrease in stockholders' equity of $493,000 (net of $311,000 in deferred income taxes) which reflects the net unrealized loss on securities that were previously valued at amortized cost.

PRE-OPENING COSTS

Store opening costs, consisting primarily of payroll, are capitalized when incurred and charged to expense during the first 12 months of store operations.

DEBT ISSUANCE COSTS

Debt issuance costs associated with the placement of the $20.0 million debt described in Note D were capitalized and amortized until June 1994 when the debt was retired.

MINORITY INTEREST

As more fully discussed in Note K, minority interest at January 28, 1995 represents LDJV Inc.'s 30% interest in a joint venture with Designs JV Corp., a wholly-owned subsidiary of the Company. LDJV Inc. is a wholly-owned subsidiary of Levi's Only Stores, Inc. which is a wholly-owned subsidiary of Levi Strauss & Co.

BANK CHARGES

Bank charges related to credit card sales are recorded as selling expenses.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

STOCK SPLITS

Retroactive effect is given to the Company's payments on June 22, 1993 and June 1, 1992 of 3-for-2 stock splits effected in the form of a 50% stock dividend on its Common Stock to its stockholders of record on June 8, 1993 and April 21, 1992, respectively. All share and per share data have been restated to reflect these stock splits.

NET INCOME PER SHARE

Net income per share of Common Stock is based upon the weighted average number of common, and when greater than 3% dilutive, common equivalent shares outstanding during the period. Common equivalent shares result from the assumed exercise of dilutive stock options.

During the third quarter of fiscal 1995, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's Common Stock. At January 28, 1995, the Company had repurchased and retired 300,000 shares at a cost of $2,329,000. The retirement of shares has been accounted for as a reduction in Common Stock and additional paid-in capital.

In November, 1992, the Company sold 1,725,000 shares of its Common Stock. Had the sale taken place at the beginning of fiscal year 1993, primary and fully diluted net income per share would have been $0.86 and $0.85, respectively.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts, transactions and profits are eliminated. Certain prior year amounts have been reclassified to conform with current year presentation.

B. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                      January 28,       January 29,
                                         1995              1994
                                             (In thousands)
Motor vehicles                          $    79           $   226
Store furnishings                        16,273            13,691
Equipment                                 6,503             5,361
Leasehold improvements                   25,513            25,228
Purchased software                        1,054               905
Construction in progress                     34               143
                                         49,456            45,554
Less accumulated depreciation            22,953            22,632
Total property and equipment            $26,503           $22,922

C. INVESTMENTS

At January 28, 1995, the Company's investment securities were classified as available-for-sale and reported at fair value, including net unrealized losses of $804,000. At January 29, 1994, the investment securities were carried at amortized cost.

Investments were as follows (in thousands):

                               January 28,                      January 29,
                                   1995                             1994
                          Cost         Fair Value          Cost         Fair Value
                                              (In thousands)
U.S. Government         $ 8,937          $ 8,418         $ 8,449          $ 8,506
Municipal bonds           1,659            1,613           1,692            1,725
Mortgage-backed
  securities              6,039            5,800          15,936           15,582
                        $16,635          $15,831         $26,077          $25,813

The Company's investment portfolio matures as follows:

1-5 years            $14,174
5-10 years             1,657
                     $15,831

The Company had realized losses on the sale of certain long term investment of $464,000 and $145,000 in fiscal 1995 and 1994, respectively.

D. DEBT OBLIGATIONS

On June 15, 1989, the Company borrowed $20.0 million under a Note Purchase Agreement at a fixed interest rate of 11.91%. At January 29, 1994, the balance under this Note Purchase Agreement was $10.0 million, of which the current portion was $4.0 million. During the first quarter of fiscal 1995, the Company prepaid $6.0 million in principal on the 11.91% Senior Notes, which resulted in a prepayment penalty and writedown of debt issuance costs of approximately $350,000. The remaining balance under the Note Purchase Agreement of $4.0 million was paid on June 1, 1994. There were no long-term debt obligations outstanding at January 28, 1995.

The Company entered into a revolving credit agreement on November 17, 1994 under which BayBank Boston, N.A. and State Street Bank and Trust Company provided the Company with a revolving line of credit of up to $20.0 million. Under the credit agreement, the line of credit terminates on May 31, 1997 and bears interest at BayBank Boston, N.A.'s prime rate or LIBOR-based fixed rates. The terms of the credit agreement require the Company to maintain specific net worth, inventory turnover and cash flow ratios. Under the revolving credit agreement, the Company has agreed not to pay dividends on its Common Stock if such payment would cause the Company to be in default of certain financial ratios. The Company did not pay any dividends in fiscal years 1995 and 1994. In addition, the Company will pay a quarterly commitment fee of 0.4% per annum on the average daily unused balance and an annual agent fee of $15,000. At January 28, 1995, there were no outstanding borrowings under this facility.

The Company paid interest of $799,000, $1,549,999 and $3,101,000 for the fiscal years 1995, 1994 and 1993, respectively. Fiscal years 1995 and 1993 amounts include prepayment penalties of $285,000 and $670,000, respectively.

E. INCOME TAXES

In the first quarter of fiscal 1994, the Company adopted SFAS No. 109 "Accounting for Income Taxes". In connection with such adoption, the Company recorded an income tax benefit of $79,000 or $0.01 per share. This amount has been reflected in the consolidated statement of income for the year ended January 29, 1994 as the cumulative effect of an accounting change.

The components of the net deferred tax asset as of January 28, 1995 and January 29, 1994 are as follows:

                                          January 28,       January 29,
                                             1995              1994
                                                 (In thousands)
Deferred tax assets--current:
Restructuring reserve                       $2,362            $6,017
Shrinkage reserve                              136               330
Inventory capitalization and other             183               495
Subtotal                                     2,681             6,842
Deferred tax liabilities--current:
LIFO reserve                                 1,102             1,086
Net deferred tax asset - current            $1,579            $5,756
Deferred tax asset--noncurrent:
Excess of book over
  tax depreciation                          $1,460            $1,534
Unrealized loss on investment                  311              --
Total deferred tax assets--
  noncurrent                                $1,771            $1,534

The provision for income taxes consists of the following:

                                      Fiscal Years Ending
                        January 28,       January 29,       January 30,
                           1995              1994              1993
                                        (In thousands)
Current:
Federal                   $ 5,561           $ 7,855           $ 8,183
State                       1,783             2,303             2,451
                            7,344            10,158            10,634
Deferred:
Federal                     3,382            (5,029)           (1,846)
State                         770            (1,291)             (521)
                            4,152            (6,320)           (2,367)
Total provision           $11,496           $ 3,838           $ 8,267

Deferred tax expense (benefits) included in the provision for income taxes results from:

                                               Fiscal Years Ending
                                 January 28,       January 29,       January 30,
                                    1995              1994              1993
                                                 (In thousands)
Restructuring charges              $3,744            $(6,017)          $   --
Excess of book over
  tax depreciation                     18               (592)             (733)
LIFO reserve                           15               (216)             (638)
Shrinkage reserve                    --                   54              (138)
Pension expense                      --                  117              (337)
Installment sale                      338               --                --
Inventory capitalization              (22)               334              (521)
                                   $4,152            $(6,320)          $(2,367)

The following is a reconciliation between the statutory and effective income tax rates:

                                               Fiscal Years Ending
                                 January 28,       January 29,       January 30,
                                    1995              1994              1993
                                                 (In thousands)
Statutory federal income
  tax rate                          35.0%             35.0%             34.0%
State income and other
  taxes, net of federal tax
  benefit                            5.5               5.4               6.2
Effective tax rate                  40.5%             40.4%             40.2%

The Company paid income taxes of $8,579,000, $8,388,000 and $9,028,000 during fiscal years 1995, 1994 and 1993, respectively. These figures represent the net of payments and receipts.

F. COMMITMENTS AND CONTINGENCIES

At January 28, 1995, the Company was obligated under operating leases covering store and office space, automobiles and certain equipment (with both unaffiliated and related parties) for future minimum rentals as follows:

                     Unaffiliated       Related Parties        Total
                                       (In thousands)
1996                   $ 22,539              $ 470            $ 23,009
1997                     20,222                 78              20,300
1998                     17,639               ---               17,639
1999                     15,557               ---               15,557
2000                     11,970               ---               11,970
Thereafter               30,059               ---               30,059
                       $117,986              $  549           $118,535

In addition to minimum rental payments, many of the store leases include provisions for common area maintenance, mall charges, escalation clauses and additional rents based on percentage of store sales above designated levels.

Amounts charged to operations, excluding the related party lease, were $27,250,000, $25,920,000 and $21,788,000 in fiscal years 1995, 1994 and 1993, respectively. Amounts charged to operations for the related party lease were $498,000, $515,000 and $485,000 in fiscal years 1995, 1994 and 1993, respectively. See Note H for additional information regarding the related party lease. As more fully discussed in Note K, the Company remains contingently liable on three leases which were assigned to Levi's Only Stores, in connection with the sale of the Company's Original Levi's(R) Store located in Minneapolis, Minnesota and the two Dockers(R) Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. The store leases in Minneapolis and Cambridge expire in January, 2003 and January, 2002, respectively.

In connection with the Company's restructuring program, the Company has also accrued approximately $800,000, which represents the Company's estimated exposure, for legal and settlement costs for one remaining lease termination.

G. STOCK OPTIONS

The Company's Board of Directors and its stockholders previously approved the 1987 Incentive Stock Option Plan (the "Incentive Plan") pursuant to which stock options to purchase up to 562,500 shares of Common Stock may be issued to key employees (including executive officers and directors who are employees). The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares or each option grant, option prices (which may not be less than fair value on the date of grant), date of grant, vesting schedule and period of option (which may not be more than 10 years). All Incentive Plan options are non-assignable. The Incentive Plan terminates when all shares issuable thereunder have been issued. On March 23, 1989, the Board of Directors authorized an increase in the number of shares issuable under the Incentive Plan to 787,500. At the Special Meeting in Lieu of Annual Meeting held on June 13, 1989, the stockholders approved this increase and the amendment to the Incentive Plan.

The Company's Board of Directors and its stockholders also previously approved the 1987 Non-Qualified Stock Option Plan (the Non-Qualified Plan) pursuant to which stock options to purchase up to 337,500 shares of Common Stock which are not "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended) may be issued to key employees (including executive officers and directors of the Company) and directors who are not employees of the Company. The Non-Qualified Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares for each option grant, option prices (which may not be less than 85% of the fair market value on the date of grant), date of grant, vesting schedule and period of option. All Non-Qualified Plan options are non-assignable. The Non-Qualified Plan terminates when all shares issuable have been issued. Outstanding options under both the Incentive Plan and the Non-Qualified Plan expire no more than seven years after the date of grant.

On April 3, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan (the "1992 Plan"), which became effective on June 9, 1992 when it was approved by the stockholders of the Company. Under the 1992 Plan, up to 1,350,000 shares of Common Stock may be issued pursuant to "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended), options which are not "incentive stock options," conditioned stock awards, unrestricted stock awards and performance share awards. The 1992 Plan is administered by the Compensation Committee, all of the members of which are non-employee directors. The Compensation Committee makes all determinations with respect to amounts and conditions covering awards under the 1992 Plan. Options have never been granted at any price less than fair value on the date of the grant. Options granted to employees, executives and directors typically vest over five, three and three years, respectively. Options granted under the 1992 Plan expire 10 years from the date of grant. The 1992 Plan terminates when all shares issuable thereunder have been issued.

On April 26, 1994, the Board of Directors amended the 1992 Plan to increase the number of shares issuable under the Plan to 1,850,000, to require that non-qualified stock options granted under the Plan have an exercise price of not less than 100% of fair market value on the date of grant and to limit the number of shares of Common Stock covered by stock options granted during any fiscal year to any individual participant to 75,000 shares. The stockholders approved this increase and these amendments at the Annual Meeting held on June 14, 1994.

A summary of shares subject to the option plans described above is as follows:

1987 INCENTIVE STOCK OPTION PLAN

Fiscal Year                             1995           1994           1993
Outstanding at beginning of year       241,365        302,498        472,256
Options granted                          --             --            29,250
Options canceled                        14,720          2,986         12,891
Options exercised                       66,084         58,147        186,117
Outstanding at end of year             160,561        241,365        302,498
Options exercisable at end of
  year                                 129,273        167,311        132,627
Common shares reserved for
  future grants at end of year          19,935          5,215          1,122
Option prices per common share:
Granted during the year                  --             --          $  11.17
                                      $   2.00       $   2.00       $   1.62
                                            to             to             to
Canceled during the year              $  11.17       $   2.67       $   2.78
                                      $   1.62       $   1.62       $   1.62
                                            to             to             to
Exercised during the year             $  11.17       $  11.17       $   2.78
                                      $   1.62       $   1.62       $   1.62
                                            to             to             to
Outstanding at end of year            $  11.17       $  11.17       $  11.17

1987 NON-QUALIFIED STOCK OPTION PLAN

 Fiscal Year                           1995           1994           1993
Outstanding at beginning of year       99,448        198,583        176,193
Options granted                          --             ---          95,535
Options canceled                         --           63,690          --
Options exercised                      22,500         35,445         73,145
Outstanding at end of year             76,948         99,448        198,583
Options exercisable at end of
  year                                 66,148         77,848         22,050
Common shares reserved for
  future grants at end of year           --           63,692          --
Option prices per common share:
Granted during the year                  --             ---        $  11.17
Canceled during the year                 --         $  11.17          --
Exercised during the year             $  2.34       $   2.78       $   2.34
                                                          to             to
                                                    $  11.17       $   2.78
Outstanding at end of year            $  2.34       $   2.34       $   2.34
                                           to             to             to
                                      $  2.67       $   2.67       $  11.17

1992 STOCK INCENTIVE PLAN

 Fiscal Year                             1995             1994            1993
Outstanding at beginning of year       1,091,150          710,715           ---
Options granted                          406,000          410,000        725,715
Options canceled                         191,600           20,765         15,000
Options exercised                          6,600            8,800           ---
Outstanding at end of year             1,298,950        1,091,150        710,715
Options exercisable at end of
  year                                   445,966          188,880           ---
Common shares reserved for
  future grants at end of year           535,650          250,050        639,285
Option prices per common share:
Granted during the year               $     9.00       $    17.50       $  11.17
                                             to               to             to
                                      $    17.50       $    21.50       $  18.34
                                      $     9.00
                                              to
Canceled during the year              $    18.34       $    11.17       $  11.17
Exercised during the year             $    11.17       $    11.17           ---
                                      $     9.00       $    11.17       $  11.17
                                              to               to             to
Outstanding at end of year            $    21.50       $    21.50       $  18.34

On July 26, 1993 stock options covering an aggregate of 67,500 shares of Common Stock were granted outside of the Incentive Plan, the Non-Qualified Plan and the 1992 Plan to the non-employee directors of the Company. Each of these options has an exercise price of $17.50 per share and each remained outstanding as of the end of fiscal 1994. These options become exercisable in three equal installments commencing 12 months following the date of grant and have a 10 year term.

When shares are sold within one year of exercise or within two years from date of grant, the Company derives a tax deduction measured by the excess of the market value over the option price at the date the shares are sold, which approximated $511,000, $1,200,000 and $910,000 in fiscal years 1995, 1994 and
1993, respectively.

H. RELATED PARTIES

The Company leases its headquarters in Chestnut Hill, Massachusetts, from Durban Trust, a nominee trust of which the sole beneficiary is a partnership affiliated with Stanley Berger, the Chairman of the Board and Calvin Margolis, a former director of the Company. The general partner of the beneficiary is a corporation controlled by Mr. Berger and the estate of Mr. Margolis, and the only limited partners of the beneficiary are Mr. Berger and the estate of Mr. Margolis, individually. Total rent paid to Durban Trust in fiscal 1995, 1994 and 1993 was approximately $491,000, $515,000 and $485,000, respectively. See Note F.

James G. Groninger, a Director of the Company, was a Managing Director of PaineWebber Incorporated until December 31, 1994. During fiscal year 1995, the Company paid nominal fees to PaineWebber related to the Company's stock repurchase program which is discussed further in Note A. In addition, the Company also paid fees to PaineWebber in fiscal year 1993 of $1,346,000 in connection with the Company's Common Stock offering. The Company believes that the investment banking services provided by PaineWebber Incorporated were provided on terms at least as favorable to the Company as it would have expected to receive from an investment bank unrelated to the Company or Mr. Groninger.

Bernard M. Manuel, a Director of the Company, is the Chairman of the Board of Cygne Designs, Inc. During fiscal year 1995, Cygne Designs, Inc. provided sourcing for the Company's private label products in its Desgins stores. The Company paid $121,000 for merchandise purchased from Fenn Wright & Manson, Inc. a subsidiary of Cygne Designs, Inc. for fiscal year 1995.

I. EMPLOYEE BENEFIT PLANS

On April 3, 1992, the Board of Directors of the Company voted to terminate the Company's non-contributory defined benefit pension plan which covered all employees. The termination was effective September 1, 1992, and all participants in the plan became fully vested at that time. Total plan assets of approximately $1.6 million were distributed to participants in fiscal 1994. The Company recognized pension expense of $750,000 in fiscal year 1993 related to the plan termination.

In fiscal 1993, the Company replaced the terminated plan described above with a defined contribution 401(k) plan which covers all employees who have completed one year of service. Under this plan, the Company may provide matching contributions up to a stipulated percentage of employee contributions. The plan is fully funded by the Company and the matching contribution, if any, is established each year by the Board of Directors. For fiscal 1995, the matching contribution by the Company was set at 50% of contributions by eligible employees up to a maximum of 6% of salary. The Company recognized $205,000 and $118,000 of expense under this plan in fiscal 1995 and 1994, respectively. No expense was recognized under this plan in fiscal 1993.

J. RESTRUCTURING

During the fourth quarter of fiscal 1994, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the expected costs associated with the closing of up to 10 of its poorest performing Designs stores. This amount is reflected in the consolidated statement of income for the fiscal year 1994 as a restructuring charge. In connection with the Company's ongoing review of Designs store performance, in November the Company decided to close up to five more of the poorest performing Designs stores during the remainder of fiscal year 1995. The earnings and cash flow benefit derived from the restructuring for fiscal 1995 are $1.6 million and $1.4 million, respectively. The expected earnings and cash flow benefit for fiscal 1996 are $2.7 million and $2.0 million, respectively.

The costs to close these 15 stores totaled $11.8 million, comprised of $8.3 million estimated cash and $3.5 million of noncash costs. Included in the $8.3 million of cash costs is $4.1 million of estimated future payments to landlords. These total anticipated costs of $11.8 million to close the 15 stores are less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with various landlords. As a result, the remaining $3.2 million reserve balance was recognized as pre-tax income in the fourth quarter of fiscal 1995.

The estimated future payments of $4.1 million represented the Company's future obligations under the respective lease agreements. As discussed in Note L, the Company subsequently settled with these various landlords.

K. FORMATION OF JOINT VENTURE

On January 28, 1995, Designs JV Corp., a wholly-owned subsidiary of the Company, entered into a joint venture agreement with LDJV Inc. to sell Levi's(R) brand products and jeans-related products. The new partnership is known as The Designs/OLS Partnership (the "Partnership") and became effective January 28, 1995. The Company plans that the Partnership will open and operate up to 35 to 50 Original Levi's(R) Stores and Levi's(R) Outlet stores throughout 11 Northeast states and the District of Columbia over the next three to five years. This includes the eight Original Levi's(R) Stores open at the end of fiscal 1995. The Levi's(R) Outlet stores will sell only Levi's(R) brand products and service the close-out products of the Original Levi's(R) Stores included in the joint venture.

In connection with the formation of the Partnership, Designs JV Corp. contributed eight of the Company's existing Original Levi's(R) Stores, valued at $11.1 million, and three leases for unopened stores in New York City, Nanuet, New York, and White Plains, New York in exchange for a 70% interest in the Partnership. At the same time, LDJV Inc. contributed approximately $4.7 million in cash in exchange for a 30% interest in the Partnership. In addition, Levi's Only Stores, Inc. paid the Company $875,000, which is included in accounts receivable at January 28, 1995, for services, contributions and risks taken by the Company in establishing the transferred Original Levi's(R) Stores and in the development of the Original Levi's(R) Store concept in the United States. A substantial portion of this amount offset previously recognized costs which were incurred by the Company during fiscal year 1995.

The Partnership has a management committee comprised of six individuals, two appointed by Levi Strauss & Co. and four appointed by the Company. The committee has the overall responsibility for management and control of the business and affairs of the Partnership. The term of the Partnership is 10 years, however, the partnership agreement contains certain exit rights that enable either partner to buy or sell its interest in the Partnership or particular stores of the Partnership after five years. The partnership agreement provides for certain cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership.

It is the intention of the partners that the Partnership's working capital and funds for its future expansion will come from the Partnership's operations and borrowings from third parties. However, the partners may also decide that they or their affiliates should contribute or loan additional funds to the Partnership or guaranty third-party debt. Neither partner will be required to make any further contribution to the capital of the Partnership, any loan to the Partnership or any such guaranty unless both partners agree. Excess cash (as defined in the partnership agreement) will be distributed by the Partnership once per year. No assurance can be given that the Company will not be required to make such capital contributions, loans or guaranties or that cash will be distributed to the Company by the Partnership.

For financial reporting purposes, the Partnership's assets, liabilities and results of operations are consolidated with those of the Company and LDJV Inc.'s 30% interest in the Partnership is included in the Company's financial statements as minority interest.

In a related but separate transaction, the Original Levi's(R) Store located in Minneapolis, Minnesota, was sold to Levi's Only Stores, Inc., as were two Dockers(R) Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. The Company received $2.2 million for the sale of these three stores, which is included in accounts receivable at January 28, 1995. The gain relating to the sale of these stores reduced selling, general and administrative expense by approximately $1.0 million in fiscal year 1995.

L. SUBSEQUENT EVENTS (UNAUDITED)

On April 26, 1995, the Company announced the signing of a purchase and sale agreement to acquire, subject to the satisfaction of certain conditions and barring unforeseen circumstances, certain assets of Boston Trading Ltd., Inc. The assets to be acquired include the Boston Traders(R) brands and all inventory, fixed assets and leasehold improvements associated with 33 existing Boston Traders(R) Outlet stores. The Company is expected to pay up to $6.0 million for the assets being acquired, subject to adjustment.

Also in March 1995, the Company favorably negotiated termination of certain leases for closed stores which were part of the Company's restructuring program. At January 28, 1995, the Company had accrued an estimate of $4.1 million for future obligations under these respective leases. Based on subsequent negotiations, the Company paid the respective landlords $1.9 million. The excess accrual of $2.2 million was recognized by the Company as pre-tax income in the first quarter of fiscal 1996.

M. SELECTED QUARTERLY DATA (UNAUDITED)

                                                             First          Second         Third          Fourth
                                                            Quarter        Quarter        Quarter        Quarter        Full Year

                                                                                    (In thousands, except per share data)
Fiscal Year 1995
Net sales                                                   $48,960        $56,390        $80,755        $79,805         $265,910

Gross profit                                                 13,209         17,394         27,016         26,507           84,126

Restructuring charges                                                                                     (3,200)          (3,200)

Net income                                                      100          1,623          6,661          8,519           16,903

Net income per common and common equivalent share           $  0.01        $  0.10        $  0.42        $  0.54         $   1.06


Fiscal Year 1994
Net sales                                                   $43,944        $51,337        $73,525        $72,119         $240,925

Gross profit                                                 12,113         15,148         24,658         23,302           75,221

Restructuring charges                                          --             --             --           15,000           15,000

Income before effect of change in accounting                    552          1,932          6,768         (3,583)           5,669

Cumulative effect of change in accounting                        79           --             --             --                 79

Net income (loss)                                               631          1,932          6,768         (3,583)           5,748

Income (loss) before cumulative effect of change in
  accounting per common and common equivalent share         $  0.03        $  0.12        $  0.42        $ (0.22)        $   0.36

Net income (loss) per common and common equivalent
  share                                                     $  0.04        $  0.12        $  0.42        $ (0.22)        $   0.36



Historically, the Company has experienced seasonal fluctuations in net sales, gross profit and net income, with increases typically occurring during the Company's third and fourth quarters as a result of "Back to School" and "Holiday" seasons.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting control designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting control is regularly reviewed by management and improved and modified as necessary in response to changing business conditions.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management and the Company's independent accountants to review matters relating to the Company's financial reporting, the adequacy of internal accounting control and the scope and results of audit work. The independent accountants have free access to the Committee.

Coopers & Lybrand L.L.P., independent accountants, have been engaged to examine the financial statements of the Company. The Report of Independent Accountants expresses an opinion as to the fair presentation of the financial statements in accordance with generally accepted accounting principles and is based on an audit conducted in accordance with generally accepted auditing standards.

/s/ Joel H. Reichman
Joel H. Reichman
President and Chief Executive Officer

/s/ Stanley I. Berger
Stanley I. Berger
Chairman of the Board of Directors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Designs, Inc.:

We have audited the accompanying consolidated balance sheets of Designs, Inc. as of January 28, 1995 and January 29, 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Designs, Inc. as of January 28, 1995 and January 29, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.




















































































































































































































































































































































































































































































































































































































































































































































































































































































































































































Boston, Massachusetts
February 24, 1995

CORPORATE INFORMATION


BOARD OF
DIRECTORS

STANLEY I. BERGER
Chairman of the Board of Directors

JAMES G. GRONINGER
President, The BaySouth Company

BERNARD M. MANUEL
Chairman of the Board, Cygne Designs, Inc.

JOEL H. REICHMAN
President and Chief Executive Officer

MELVIN SHAPIRO
Partner, Tofias, Fleishman & Shapiro & Co., P.C.

PETER L. THIGPEN
Partner, Executive Reserves


EXECUTIVE OFFICERS

JOEL H. REICHMAN
President and Chief Executive Officer

WILLIAM D. RICHINS
Chief Financial Officer

SCOTT N. SEMEL
Senior Vice President, Secretary and General Counsel


CORPORATE OFFICERS

MARY ANN CHENELL
Vice President, Human Resources

CAROLYN R. FAULKNER
Vice President, Controller

MARTIN GOLDSTEIN
Vice President, Construction and Design

ALAN B. GRUBER
Vice President, Ethics and Corporate Compliance

MARC G. LEVY
Vice President, Merchandising

RODERICK M. WILLS
Vice President, Marketing and Planning


OPERATIONAL DIRECTORS

THERESA NEHMER BAYBUTT
Training

JOE CIACCIO
Purchasing, Risk and Office Services

JAMES J. CULHANE
Assistant Controller

DANA E. GIANNOTTI
Loss Prevention

LYNN M. HARRISON
Investor Relations

ANTHONY E. HUBBARD
Legal

BARBARA S. KATES
Visual Merchandising

ELISABETH A. LIPTON
Legal

MARIA T. MCLEOD
Corporate Technology and Systems

DANIEL O. PAULUS
General Manager of The Designs/OLS Partnership

BARBARA A. ST. PIERRE
Lease Administration

MARK E. RUBIN
Real Estate

SHELLY E. WOODY
Financial Reporting


STORE OPERATIONS

NORTHEAST REGION

GEORGE F. CAVEDON
Regional Vice President

District Managers
DAVID R. CIULLO
LISA B. RICHMOND
MICHAEL SMITH
ROBERT W. WYRICK
JOHN D. KAMINSKY


MIDWEST REGION

JAN FALCIONE
Regional Manager

District Managers
BRIAN J. ROETHLE
JOE LEITHEIM
KARIN SCHUMACHER
SCOTT CORRIGAN
MARTIN J. DOODY

MIDATLANTIC REGION

BRIAN J. SEQUIN
Regional Vice President

District Managers
BYRON (ED) BRIDE
WADE E. CEPULIS

Senior Store Manager
CAROL E. GREEN

SOUTH REGION

JAMES F. DUVAL
Regional Vice President

District Managers
BILL KIRSCHMANN
MICHAEL E. SMOLLER
JEANINE ROBERTSON
DAN PRICE

THE DESIGNS/OLS PARTNERSHIP

District Managers
SUSAN SHEPERD
DUNCAN EASTWOOD


CORPORATE SUBSIDIARIES

DESIGNS JV CORP.
DESIGNS SECURITIES CORPORATION

CORPORATE OFFICES
1244 Boylston Street
Chestnut Hill, MA 02167
(617) 739-6722

STOCK LISTING

The Company's Common Stock is traded in the over-the-counter market and prices are quoted on the NASDAQ National Market System under the symbol "DESI".

COMMON STOCK PRICES

The following table sets forth, for the periods indicated, the high and low per share sales prices of the Common Stock, as reported on the NASDAQ consolidated reporrting system. All data presented has been adjusted to give retroactive effect to a 50 percent stock dividend paid on June 22, 1993.

Fiscal Year Ending       High         Low
January 28, 1995
   First Quarter        17-1/2      12-3/4
   Second Quarter       15-1/4       8-1/2
   Third Quarter        10           6-5/8
   Fourth Quarter        9-3/4       6-3/4

January 29, 1994
   First Quarter        22          15-5/8
   Second Quarter       25-1/4      16
   Third Quarter        21-1/4      13
   Fourth Quarter       18          12-1/4

As of March 31, 1995, based upon data provided by independent shareholder communication services and the transfer agent for the Common Stock, there were approximately 640 holders of record of Common Stock and 11,200 beneficial holders of Common Stock.

DIVIDEND POLICY

The company currently pays no cash dividends on its Common Stock. See Note D of Notes to Consolidated Financial Statements.

ANNUAL MEETING

The 1995 Annual Meeting of Stockholders of Designs, Inc. will be held on June 13, 1995 at 8:00 a.m. at the Hyatt Regency Cambridge, 575 Memorial Drive, Cambridge, Massachusetts.

FINANCIAL INFORMATION

Requests for financial information should be directed to the Investor Relations Department at the company's headquarters: Designs, Inc., 1244 Boylston Street, Chestnut Hill, MA 02167 (617) 739-6722. A copy of the company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995, filed with the Securities and Exchange Commission, may be obtained without charge upon request to the Investor Relations Department.

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P., Boston, Massachusetts

TRANSFER AGENT AND REGISTRAR

Inquiries regarding transfer requirements, address changes and lost certificates should be directed to:

The First National Bank of Boston
Shareholder Services Department
Investor Relations Unit 45-02-09
P.O. Box 644
Boston, MA 02102-0644
(617) 575-2900

Levi's(R) and Dockers(R) are registered trademarks of Levi Strauss & Co. Timberland(R) is a registered trademark of The Timberland Company. Boston Traders(R) is a registered trademark of Boston Trading Ltd., Inc.

(logo) DESIGNS

DESIGNS STORES

ORIGINAL LEVI'S(R) STORES

LEVI'S(R) OUTLET STORES

[INSIDE BACK COVER]

STORE LOCATIONS


DESIGNS STORES

Birmingham                   AL
Danbury                      CT
Waterford                    CT
Jensen Beach                 FL
Lakeland                     FL
Orlando                      FL
Pensacola                    FL
Sarasota                     FL
Tampa                        FL
Tampa Bay                    FL
Bloomingdale                 IL
Golf Mills                   IL
Baton Rouge                  LA
Attleboro                    MA
Auburn                       MA
Danvers                      MA
Hadley                       MA
Holyoke                      MA
Medford                      MA
Pittsfield                   MA
Saugus                       MA
Watertown                    MA
Worcester                    MA
Bangor                       ME
Portland                     ME
St. Louis                    MO
Manchester                   NH
Nashua                       NH
Newington                    NH
Salem                        NH
Atlantic City                NJ
Freehold                     NJ
Paramus                      NJ
Secaucus                     NJ
Albany                       NY
Buffalo                      NY
Glens Falls                  NY
Kingston                     NY
Plattsburgh                  NY
Poughkeepsie                 NY
Rochester                    NY
Syracuse                     NY
Utica                        NY
Watertown                    NY
White Plains                 NY
Pittsburgh                   PA
Chattanooga                  TN
Knoxville                    TN
Manassas                     VA
Winchester                   VA
Burlington                   VT


ORIGINAL LEVI'S(R) STORES

Washington                   DC
Boston (2)                   MA
Cambridge                    MA
Natick                       MA
Peabody                      MA
New York City (2)            NY


LEVI'S(R) OUTLET STORES

Boaz                         AL
Foley                        AL
Ellenton                     FL
Florida City                 FL
Ft. Pierce                   FL
Ft. Walton Beach             FL
Orlando                      FL
Sanibel                      FL
St. Augustine                FL
Sunrise                      FL
Vero Beach                   FL
Byron                        GA
Commerce                     GA
Savannah                     GA
Valdosta                     GA
Gurnee Mills                 IL
Huntley                      IL
Tuscola                      IL
Edinburgh                    IN
Freemont                     IN
Michigan City                IN
Lexington                    KY
Slidell                      LA
Buzzards Bay                 MA
Fall River                   MA
Worcester                    MA
Freeport                     ME
Kittery                      ME
Birch Run                    MI
Monroe                       MI
Port Huron                   MI
Traverse City                MI
Osage Beach                  MO
Morrisville                  NC
Smithfield                   NC
North Conway                 NH
Tilton                       NH
Flemington                   NJ
Secaucus                     NJ
Champlain                    NY
Lake George                  NY
Mt. Kisco                    NY
Niagara Falls                NY
Riverhead                    NY
Woodbury                     NY
Aurora                       OH
Jeffersonville  OH
Grove City                   PA
Lancaster                    PA
Morgantown                   PA
Philadelphia                 PA
Somerset                     PA
Hilton Head                  SC
North Charleston             SC
Spartanburg                  SC
Nashville                    TN
Pigeon Forge                 TN
Williamsburg                 VA
Potomac Mills                VA
Oshkosh                      WI
Martinsburg                  WV

("Recycled" logo) Printed on recycled paper.

                                 DESIGNS INC (logo)
                  1244 BOYLSTON STREET, CHESTNUT HILL, MA 02167